INTERNAL

May 2023

Management’s Discussion and Analysis
and Condensed Quarterly Financial Statements:
31 March 2023
(Unaudited)

Distribution of this document is limited until it has been approved by the Board of Directors. Following such approval, this document will be reclassified as public and disclosed in accordance with ADB’s Access to Information Policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. Strategy 2030’s vision is more relevant today as (i) the pandemic reversed development gains in the region particularly for the poor and vulnerable; (ii) developing member countries (DMCs) are adversely impacted by rising food and fuel prices; (iii) economic recovery is expected to prolong; and (iv) extreme weather events linked to climate change are more frequent and intense.1

During the first three months of 2023, ADB delivered total commitments of $2.2 billion ($2.3 billion – 2022) and disbursements of $4.8 billion ($5.6 billion – 2022).2 As the development needs of DMCs become more demanding and the operating environment gets more complex, ADB continues to boost its capacity to deliver high-quality solutions and innovative initiatives efficiently and in a timely manner (footnote 1).

Financial Results: Ordinary capital resources (OCR) reported net income of $95 million ($405 million – 2022) and allocable net income of $395 million ($302 million – 2022) for the three months ended 31 March 2023. The net income decreased mainly due to the unrealized losses from fair value changes of financial instruments. The allocable net income (non-GAAP measure) increased due to higher income from liquidity investments, release of provision for credit losses and lower administrative expenses, partially offset by the lower net realized gains from divestment of equity investments.

The OCR balance sheet continued to grow in line with its growing lending operations. Loans outstanding balance at 31 March 2023 was $147.6 billion, a $3.3 billion increase from $144.3 billion at 31 December 2022. Liquidity investments after swaps decreased by $0.7 billion from $47.5 billion at the end of 2022 to $46.8 billion as of 31 March 2023. Borrowings after swaps increased by $2.1 billion to $148.2 billion at 31 March 2023 from $146.1 billion at the end of 2022. For the three months ended 31 March 2023, ADB issued $10.7 billion bonds ($12.5 billion – 31 March 2022).

New Operating Model3: ADB has adopted a new operating model that will enable ADB to increase its capacity as the region’s climate bank with an ambition to deliver $100 billion in cumulative climate finance during the period of 2019 through 2030; strengthen its work to develop the private sector and mobilize private investments in the region; provide a larger range of high-quality development solutions for its DMCs; and modernize ways of working to make it more responsive, agile and closer to clients. The new operating model aims to accelerate these shifts, making it easier for ADB staff to deliver the most impactful development solutions to its DMCs. The new operating model is expected to roll out in the second quarter of 2023.

[1]	ADB. 2022. Work Program and Budget Framework, 2023-2025.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

[3]	ADB. 2022. Organizational Review, A New Operating Model to Accelerate ADB’s Transformation Toward Strategy 2030 and Beyond. Manila

I.    OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).4 ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 nonregional members providing 36.6% of its capital.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

During the first three months of 2023, ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. ADB delivered total commitments of $2.2 billion ($2.3 billion – 2022) and disbursements of $4.8 billion ($5.6 billion – 2022) (footnote 2).

ADB has adopted a new operating model to accelerate its transformation and more effectively serve the rapidly changing needs of its DMCs in Asia and the Pacific. The new operating model will enable ADB to increase its capacity as the region’s climate bank; strengthen its work to develop the private sector and mobilize private investments in the region; provide a larger range of high-quality development solutions for its DMCs; and modernize ways of working to make it more responsive, agile and closer to clients. These four key shifts will help ADB deliver on the development goals of Strategy 2030.

Underpinning its role as Asia and the Pacific’s climate bank, ADB has placed combating climate change and its consequences at the top of its development agenda. ADB is scaling up support to address climate change, disaster risks, and environmental degradation, making headway toward its elevated ambition to deliver $100 billion in cumulative climate finance to its DMCs from 2019 to 2030.

[4]	ADB. 1966. Agreement Establishing the Asian Development Bank. Manila

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

II.       ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB’s debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.       Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.5 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments

[5]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 31 March 2023 is provided in the Appendix.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

B.        Overall Financial Results

OCR reported net income of $95 million ($405 million – 2022) and allocable net income of $395 million ($302 million – 2022) for the three months ended 31 March 2023. Table 1 presents the overall financial results for the three months ended 31 March 2023 and 2022.

Table 1: Overall Financial Results for the Three Months Ended 31 March

($ million)

Item	2023	2022	Change
Revenue from loans — operations[a]	1,663	411	1,252
Sovereign regular	1,377	192	1,185
Sovereign concessional	167	166	1
Nonsovereign	119	53	66
Revenue from investments for liquidity purpose	502	130	372
Interest	513	138	375
Realized losses on sale of investments	(11)	(8)	(3)
Revenue from equity investments — operations	28	64	(36)
Net realized gains[b]	5	53	(48)
Dividends and others	8	5	3
Realized losses on equity method investments[c]	(1)	(0)	(1)
Unrealized gains on equity method investments[c]	16	6	10
Revenue from guarantees — operations	8	8	–
Revenue from other debt securities — operations	11	8	3
Revenue from other sources	27	22	5
Borrowings and related expenses	(1,706)	(129)	(1,577)
Release of Provision (Provision) for credit losses	34	(20)	54
Administrative expenses — OCR	(142)	(173)	31
Other expenses	(6)	(5)	(1)
Net unrealized (losses) gains	(324)	89	(413)
Fair value changes	(321)	146	(467)
Reclassification of unrealized gains on divested equity investments[b]	(2)	(57)	55
Translation adjustments of nonfunctional currencies	(1)	(0)	(1)
Net income	95	405	(310)
Appropriation of guarantee fees to special reserve	(8)	(8)	–
Net income after appropriation of guarantee fees to special reserve	87	397	(310)
Adjustments	308	(95)	403
Net unrealized losses (gains)	324	(89)	413
Unrealized gains on equity method investments[c]	(16)	(6)	(10)
Allocable net income (non-GAAP measure)	395	302	93

( ) = negative, – = nil, ADB = Asian Development Bank, OCR = ordinary capital resources.

Note: 0 = less than $0.5 million.

[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.
[b]
Sale of equity investments in 2023 resulted in reclassification of the unrealized gains up to 31 December 2022 of $2 million ($57 million – up to 31 December 2021) to realized gains. The realized gains up to the date of sale in 2023 amounted to $5 million ($53 million – 2022).

[c]	Pertains to ADB’s proportionate share of gains or losses from equity method investments.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Net income. Net income for the three months ended 31 March 2023 decreased to $95 million, from $405 million reported in 2022, mainly due to the unrealized losses from fair value changes of financial instruments.

Allocable net income.6 OCR allocable net income for the three months ended 31 March 2023 increased to $395 million, compared with $302 million in 2022, driven by the higher income from liquidity investments, release of provision for credit losses and lower administrative expenses, partially offset by the lower net realized gains from divestment of equity investments.

The change in net income and allocable net income were driven by the following factors.

-
Revenue from loans increased by $1,252 million compared to the same period in 2022 mainly because of the higher average interest rates (Figure 1) applied to sovereign regular OCR loans and increase in average loans outstanding in 2023 (Figure 2),

-
Revenue from investments for liquidity purpose increased by $372 million compared to the same period in 2022 mainly because of the $375 million increase in interest revenue driven by the yield improvement and slight increase in average balances (Figure 2),

-
Revenue from equity investments, excluding unrealized gains on equity method investments, decreased by $46 million ($12 million – 2023, $58 million – 2022) mainly due to the lower net realized gains from divestments,

-
Borrowings and related expenses increased by $1,577 million compared to the same period in 2022 mainly because of higher level of short-term interest rates (Figure 1) and increase in average outstanding borrowings in 2023 (Figure 2). Consistent with the market movements, average cost of borrowings under management reporting basis for the three months ended 31 March 2023 increased to 4.6% from 0.4% of the same period in 2022.

-
Release of provision for credit losses amounted to $34 million for the three months ended 31 March 2023. The release of provision in 2023 was mainly due to the improved macroeconomic outlook and nonsovereign exposure decline.

-	Administrative expenses of OCR decreased by $31 million primarily because of the lower net periodic pension and post-retirement medical benefit costs due to improved funded status.

[6]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

-	$324 million net unrealized losses for the three months ended 31 March 2023 ($89 million net unrealized gains – 2022) was largely due to the fair value losses of loans and investments related derivatives driven mainly by the decrease in medium- and long-term interest rates from end of 2022 (Table 2).

Table 2: Details of Net Unrealized (Losses) Gains

for the Three Months Ended 31 March

($ million)

Item	2023	2022	Change
Fair value changes from:	(321)	146	(467)
Borrowings and related derivatives	(9)	59	(68)
Loans related derivatives	(161)	2	(163)
Investments related derivatives	(143)	73	(216)
Equity investments	(8)	12	(20)
Reclassification of unrealized gains on divested equity investment	(2)	(57)	55
Translation adjustments of nonfunctional currencies	(1)	(0)	(1)
Total	(324)	89	(413)

( ) = negative

Note: 0 = amount less than $0.5 million.

Selected Financial Data. Selected financial data are presented in Table 3. For the three months ended 31 March 2023, under statutory reporting, return on equity decreased because of the lower net income compared to the same period in 2022. Under management reporting basis, the return on earning assets and return on equity increased because of the higher allocable net income. Return on loans, under both reporting bases, increased because of the higher interest revenue generated from loans. Return on loans, return on investments for liquidity purposes, and cost of borrowings, under both reporting bases, increased because of the higher levels of short-term interest rates in 2023 compared to the same period in 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Table 3: Selected Financial Data

(%, unless otherwise stated)

Item	31 March 2023	31 March 2022	31 December 2022
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	2,175	1,915	19,271
Loans, EI, and ODS Disbursements	4,775	5,352	18,834
Loans and ODS Principal Repayments and Prepayments	1,845	1,829	9,237
Loans, EI, and ODS Outstanding	149,745	142,056	146,385
Statutory Reporting Basis
Net Income ($ million)	95	405	2,169
Return on Earning Assets[b]	0.7	0.6	1.1
Return on Equity[c]	2.4	2.3	4.2
Return on Loans[d]	4.3	1.2	2.6
Return on Investments for Liquidity Purpose[e]	3.9	1.3	2.6
Cost of Borrowings[f]	4.6	0.3	1.6
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	395	302	1,099
Return on Earning Assets[b]	0.8	0.6	0.6
Return on Equity[c]	3.0	2.0	2.1
Return on Loans[d]	4.4	1.2	2.3
Return on Investments for Liquidity Purpose[e]	4.2	1.1	2.2
Cost of Borrowings[f]	4.6	0.4	1.9
Capital Utilization Ratio[i]	83.4	77.2	83.9

EI = equity investments, ODS = other debt securities.

Note: All ratios are annualized and based on average monthly balances. Amounts and ratios are year-to-date figures except for outstanding balances and capital utilization ratio, which are as of period-end.

[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.
[b]
Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d]
Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps. For the three months ended 31 March 2023, under statutory basis reporting, the return on regular and concessional OCR loans was 4.9% and 2.2%, respectively, while under management basis reporting, the return on regular and concessional OCR loans was 5.1% and 2.1%, respectively.

[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g]
Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i]	Capital utilization ratio is the ratio of the total economic capital used to usable equity.

1.       Loans

Loans—operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

OCR offers lending products broadly in three modalities:

-
Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-
Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in developing member countries. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

Table 4 shows OCR’s loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality

as of 31 March 2023 and 31 December 2022

($ million)

	Sovereign
	Regular	Concessional	NSO	Total
31 March 2023
Project Loan	69,262	21,621	6,535	97,418
Policy-based Loan	35,712	9,789	–	45,501
Results-based Loan	4,746	613	–	5,359
Total Outstanding	109,719	32,023	6,535	148,277
Accounting adjustments[a]	228	(148)	(42)	38
	109,947	31,875	6,493	148,315
Allowance for credit losses on loans	(99)	(185)	(411)	(695)
Loans Outstanding	109,848	31,690	6,082	147,620

31 December 2022
Project Loan	68,689	21,449	6,513	96,651
Policy-based Loan	33,303	9,741	–	43,044
Results-based Loan	4,732	610	–	5,342
Total Outstanding	106,724	31,800	6,513	145,037
Accounting adjustments[a]	219	(154)	(42)	23
	106,943	31,646	6,471	145,060
Allowance for credit losses on loans	(116)	(193)	(426)	(735)
Loans Outstanding	106,827	31,453	6,045	144,325

– = nil, ( ) = negative, NSO = nonsovereign, OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

a Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to-maturity other debt securities. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks to off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments and guarantees.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

As of 31 March 2023, total allowance for credit losses and liability for credit losses on off-balance sheet exposures decreased to $810 million ($844 million – 31 December 2022), primarily attributed to the improved macroeconomic outlook and nonsovereign exposure decline. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5.

Table 5: Summary of Allowance for Credit Losses and

Liability for Credit Losses on Off-Balance Sheet Exposures

($ million)

Item	31 March 2023	31 December 2022
Allowance for credit losses on loans	695	735
Sovereign regular OCR loans	99	116
Sovereign concessional OCR loans[a]	185	193
Nonsovereign loans	411	426
Allowance for credit losses on other debt securities	5	5
Liability for credit losses on off-balance sheet exposures	110	104
Total[b]	810	844

OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

[a]	Include allowance for heavily indebted poor countries debt relief ($43 million – 31 March 2023, $43 million – 31 December 2022).
[b]	Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 31 March 2023, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $529 million (one sovereign concessional loan borrower with 11 loans with outstanding amount of $525 million – 31 December 2022) and there were five nonsovereign borrowers with five loans in non-accrual status with outstanding amount of $170 million (seven nonsovereign borrowers with seven loans with outstanding amount of $180 million – 31 December 2022).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the three months ended 31 March 2023, the total OCR loan commitments was $1,533 million ($1,211 million – 2022). The $322 million or 27% increase in commitments was mainly due to the increase in sovereign regular OCR policy-based and nonsovereign project loan commitments, partially offset by the decrease in sovereign concessional OCR loan commitments. The total loan disbursements during the three months ended 31 March 2023 decreased to $4,706 million from $5,249 million due to lower sovereign regular and concessional OCR loan disbursements, during the same period in 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Table 6: OCR Loan Commitments

for the three Months Ended 31 March

($.million)

	2023		2022
	Number[a]	Amount	Number[a]	Amount	Change
Sovereign Regular	3	1,150	3	509	641
Project	–	–	3	509	(509)
Policy-based	3	1,150	–	–	1,150
Results-based	–	–	–	–	–
Sovereign Concessional	1	5	4	602	(597)
Project	–	–	3	302	(302)
Policy-based	1	5	1	300	(295)
Results-based	–	–	–	–	–
Nonsovereign—Project	11	378	1	100	278
Total	15	1,533	8	1,211	322

– = nil, ( ) = negative, OCR = ordinary capital resources

Note: Amounts are based on exchange rates at loan signing date.

[a]	Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments

for the three Months Ended 31 March

($.million)

	2023		2022
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	3,951	1,060	4,217	1,032
Project	1,276	748	1,809	709
Policy-based	2,650	290	2,250	301
Results-based	25	22	158	22
Sovereign Concessional	400	414	709	397
Project	311	321	265	315
Policy-based	89	93	440	82
Results-based	–	–	4	–
Nonsovereign[b]	355	354	324	381
Total	4,706	1,828	5,249	1,810

OCR = ordinary capital resources

Note: Numbers may not sum precisely because of rounding.

[a]	Includes prepayment of $10 million for one nonsovereign loan for the three months ended 31 March 2023 ($40 million for 15 sovereign regular OCR loans and $37 million for four nonsovereign loans – 2022). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursement and repayments under the private sector programs.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Table 8: OCR Loans Outstanding by Product

as of 31 March 2023 and 31 December 2022

($ million)

	Sovereign
	Regular		Concessional		Nonsovereign
Product	2023	2022	2023	2022	2023	2022
Flexible loan product[a]	109,257	106,282	n/a	n/a	827	686
LIBOR-based loans[b]	–	–	n/a	n/a	4,182	4,279
Local currency loans	162	118	n/a	n/a	1,526	1,548
Concessional loans	n/a	n/a	32,023	31,800	n/a	n/a
Pool-based single currency loans[b]	300	324	n/a	n/a	n/a	n/a
Total Oustanding	109,719	106,724	32,023	31,800	6,535	6,513
Accounting adjustments[c]	228	219	(148)	(154)	(42)	(42)
Allowance for credit losses	(99)	(116)	(185)	(193)	(411)	(426)
Loans Outstanding	109,848	106,827	31,690	31,453	6,082	6,045

– = nil, n/a = not applicable, ( ) = negative, FLP = Flexible loan product, LIBOR = London interbank offered rate, LBL = LIBOR-based loan, OCR = Ordinary capital resources, PSCL = Pool-based single currency loan

Note: Numbers may not sum precisely because of rounding.

[a]	Includes fixed rate loans for sovereign regular OCR loans amounting to $9,384 million and $176 million for nonsovereign loans as of
31 March 2023 ($7,429 million for sovereign regular OCR and $163 million for nonsovereign loans – 31 December 2022).
[b]	LBLs and PSCLs are legacy loan products and are no longer offered. Nonsovereign LBLs include fixed rate loans amounting to $430 million as of 31 March 2023 ($445 million – December 2022).
[c]	Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. The Flexible loan product (FLP) is the primary loan product for sovereign regular OCR. The cost-base rate7 used for FLP loans are the Secured Overnight Financing Rate (SOFR) compounded in arrears for US dollar-denominated loans and the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. FLP loans have a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) a currency conversion to an approved currency; (ii) an interest rate conversion from floating to fixed or vice-versa; and (iii) an establishment of an interest rate cap or an interest rate collar on a floating rate. During the three months ended 31 March 2023, ADB executed one interest rate conversion amounting to $107 million (nil – 2022).

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode. Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 31 March 2023.

[7]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Table 9: Summary of Charges on Sovereign Regular OCR

Flexible Loan Product and Local Currency Loans as of 31 March 2023

(basis point)

Item	FLP	CSF	SPBL
A. Loan Term	For project and results-based, flexible loan terms of up to 19 years of average loan maturity; For policy-based, loan term of 15 years including a grace period of up to 3 years	Loan term of 7 years, including a grace period of up to 3 years	Loan term of 5 to 8 years, including a grace period of up to 3 years
B. Cost-Base Rate 1. US dollar 2. Yen 3. Euro 4. New Zealand dollar	6-month SOFR compounded in arrears 6-month TONA compounded in arrears 6-month EURIBOR 6-month Bank Bill Rate
C. Lending Spread[a]	50	75	200
D. Maturity Premium[b] for loans with average maturity of 1. < 9 years 2. 9 years up to 13 years 3. >13 years up to 16 years 4. >16 years up to 19 years	0 0 – 40 0 – 50 0 – 75
E. Surcharge or (Rebate)[c] 1. US dollar 2. Yen 3. Euro 4. New Zealand dollar		33
	19
	(33)
	2
	52
F. Commitment Charges[d]	15	15	75

( ) = negative, CSF = Countercyclical Support Facility, EURIBOR = Euro interbank offer rate, FLP = Flexible loan product, LCL = Local currency loan, OCR = Ordinary capital resources, SOFR = Secured overnight financing rate, SPBL = Special policy-based loan, TONA = Tokyo overnight average rate, US = United States.

[a]	The current FLP and LCL effective contractual spread is 50 basis points for loans negotiated on or after 1 January 2014. The terms of emergency assistance loans are similar to FLP terms.

[b]	For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[c]	To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 January to 30 June 2023.

[d]	The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cutoff; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Table 10: Sovereign Concessional OCR Loan Terms

as of 31 March 2023

Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countries[b,c]	Emergency Assistance
A. Maturity (years)	24 - 32	25	40
B. Grace period (years)	8	5	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[d]
2. Year thereafter	Equal	Equal	4.0%[d]

COVID-19 = coronavirus disease, OCR = ordinary capital resources.

Note: Sovereign concessional OCR loans under the COVID-19 pandemic response option have the same lending terms as those for standard policy-based loans.

[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.
[c]	Applicable for projects with loan negotiations completed on or after 1 January 2013.
[d]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB’s confirmation of the availability of such currency. As of 31 March 2023, over 96% (96% – 31 December 2022) of the sovereign concessional OCR loans were in SDR (66%) and US dollars (30%).

Nonsovereign loans. The FLP is the primary loan product for nonsovereign operations. Similar with the regular sovereign loans, the cost-base rate is the SOFR compounded in arrears for US dollar-denominated loans and the TONA for yen-denominated loans. Nonsovereign LBLs are expected to complete the transition to FLP loans in 2023.

ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB’s funding costs and a credit spread.

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP). The TSCFP has two main streams of activity: (i) It provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium-sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) It delivers knowledge products, services, and solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible. The MFP provides risk participation on revolving basis for loans made by

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

commercial financial institutions to microfinance institutions in ADB’s DMCs. Table 11 shows the commitments under the private sector programs.

Table 11: OCR Commitments under Private Sector Programs

for the Three Months Ended 31 March

($.million)

	2023	2022	Change
Short-term	540	620	(80)
Long-term	56	79	(23)
Total[a]	596	699	(103)

MFP = Microfinance Program, OCR = ordinary capital resources, TSCFP = Trade and Supply Chain Finance Program

Note: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more.

a Includes $474 million guarantees ($615 million – 2022) and $94 million loans ($84 million – 2022) under TSCFP, and $28 million ($0.3 million – 2022) guarantees under MFP.

2.       Investments for Liquidity Purpose

The OCR liquidity investment portfolio after swaps including securities purchased under resale arrangements and securities transferred under repurchase agreements amounted to $46,753 million as of 31 March 2023 ($47,490 million – 31 December 2022). ADB’s liquidity investment portfolio primarily consists of high-quality liquid fixed income investments. For the three months ended 31 March 2023, the overall rate of return under the management reporting basis increased to 4.2% from 1.1% during the same period in 2022.

3.       Borrowings

OCR borrowings after swaps as of 31 March 2023 amounted to $148,171 million ($146,053 million – 31 December 2022). The average cost of borrowings after swaps for the three months ended 31 March 2023 was 4.6% under the management reporting basis (0.4% – 2022). For the three months ended 31 March 2023, ADB issued $10,732 million bonds ($12,499 million – 2022) and $1,699 million in short-term funds under its Euro-Commercial Paper Programme ($4,307 million – 2022).

C.       Equity and Headrooms

As of 31 March 2023, ADB’s total authorized capital of 10,639,083 shares valued at $143,170 million was fully subscribed, which consisted of $7,174 million paid-in and $135,996 million callable capital. The details of ADB’s equity as of 31 March 2023 and 31 December 2022 are shown in Table 12.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Table 12: Details of Equity

as of 31 March 2023 and 31 December 2022

($ million)

		31 March 2023	31 December 2022
	Authorized (SDR106,391)
	Subscribed (SDR106,391)	143,170	141,589
	Less: Callable capital subscribed	135,996	134,494
	Paid-in capital subscribed	7,174	7,095
	Less: Other adjustments[a]	51	53
		7,123	7,042
Add:	(1) ADF assets transfer[b]	30,748	30,748
	(2) Other reserves[c]	16,781	16,424
	Total Equity	54,652	54,214

ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.

[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital. (See OCR-1 of the Financial Statements).

[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.

[c]	Includes ordinary reserve, special reserve, surplus and net income after appropriation less net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustments and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2023 and 2022, the Board of Governors approved the allocation of OCR’s net income for 2022 and 2021, respectively, as shown in Table 13.

Table 13: Allocation of OCR Net Income

($ million)

	For the year ended
	2022	2021
Net Income	2,169	730
Adjustment to cumulative revaluation adjustments	(1,039)	468
Appropriation of guarantee fees to special reserve	(31)	(37)
Allocable net income (non-GAAP measure)	1,099	1,161

Allocation to ordinary reserve	716	778
Allocation to special funds
Asian Development Fund	292	292
Technical Assistance Special Fund	90	90
Total Allocated Net Income	1,099	1,161

( ) = negative, – = nil, OCR = ordinary capital resources.

Note: Numbers may not sum precisely because of rounding.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Headrooms. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments, disbursed other debt securities, related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves.

As of 31 March 2023, ADB’s lending headroom was $39,180 million ($41,690 million –
31 December 2022), representing 79% utilization of the lending authority. Equity investment headroom was $3,318 million ($3,263 million – 31 December 2022), representing 33% utilization of the ceiling.

D.        Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury counterparty risk, operational risk, pension risk, currency risk, and risk buffer for noncredit risk. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

As of 31 March 2023, ADB was adequately capitalized and reported CUR of 83.4% (83.9% – 31 December 2022).

E.        Other Developments

Organizational resilience. ADB’s organizational resilience framework establishes the governance structure and optimizes the use of key resources—people, premises, information technology, business data and processes, and supply chain—to enable ADB to prepare for and respond to disruption-related risks and strengthen its capacity to adapt to complex and changing circumstances without compromising its ability to fulfill its core mission. Its business continuity plans are reviewed and tested regularly to ensure the continuity of critical operations, systems, and processes during disruptions.

III.       SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.       Asian Development Fund

The ADF was established as ADB’s concessional financing window for DMCs with per capita gross national income below the IDA operational cutoff and lack of and limited creditworthiness. It provides a multilateral source of concessional assistance dedicated to support the poorest and most vulnerable countries in Asia and the Pacific. The ADF 13 has received contributions from 32

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources. With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation.

ADF 13 Replenishment. In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF. The $4.1 billion replenishment provides grant financing to eligible recipients from 2021 to 2024.8 The ADF 13 became effective on 8 June 2021. As of 31 March 2023, ADB received instruments of contributions from 31 donors totaling $2,187 million, which represents 93% of the total ADF and TASF donor contribution commitment amounting to $2,361 million.9

Contributed resources. The balance of the commitment authority available for commitment as of 31 March 2023 was $787 million ($770 million – 31 December 2022) equivalent.10

In May 2023, the Board of Governors approved the transfer of $292 million to the ADF as part of OCR’s 2022 net income allocation ($292 million – 2022).

Investments for liquidity purpose. The ADF investment portfolio totaled $4,382 million as of 31 March 2023 compared with $4,285 million at the end of 2022.11 As of 31 March 2023, about 1% of the portfolio was invested in time deposits (3% – 31 December 2022) and 99% in fixed-income securities (97% – 31 December 2022). For the three months ended 31 March 2023, the rate of return on ADF investments, excluding unrealized gains and losses, was 2.4% (1.5% – 2022).

Operations. During the three months ended 31 March 2023, six grants totaling $44 million were committed12 (six grants totaling $413 million – 2022) while 12 grants totaling $152 million (eight grants totaling $428 million – 2022) became effective. Grant expenses amounted to $141 million ($411 million – 2022), net of $45 thousand ($17 million – 2022) undisbursed grants that were reversed as reduction in grant expenses.

B.       Technical Assistance Special Fund

The TASF provides technical assistance grants to borrowing members to help prepare projects and undertake technical or policy studies. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

TASF Seventh Regularized Replenishment. In November 2020, as part of the ADF 13 replenishment, the donors agreed to allocate $517 million of the total replenishment size as the seventh regularized replenishment of TASF. The replenishment will cover TA financing for 2021 to 2024.

Contributed resources. As of 31 March 2023, a total of $457 million donor contributions have been received out of the $461 million allocated to TASF under ADF 12. Total of $220 million donor contributions have been received out of the $517 million allocated to TASF under ADF 13.

[8]	2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.
[9]	US dollar equivalent based on exchange rates in Board of Governor’s Resolution No. 408.
[10]	Includes $337 million funds earmarked for ADF 13 and based on grant signing.
[11]	Includes securities purchased under resale arrangements.
[12]	Includes 2 grants amounting to $11 million under the private sector window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

As of 31 March 2023, cumulative TASF resources totaled $3,972 million, of which $3,690 million was committed, leaving an uncommitted balance of $282 million ($285 million – 31 December 2022).

In May 2023, the Board of Governors approved the transfer of $90 million to the TASF as part of OCR’s 2022 net income allocation ($90 million – 2022).

Operations. For the three months ended 31 March 2023, net TA expenses amounted to $13 million ($2 million net TA expenses – 2022), comprising $18 million for nine TA projects and six supplementary TA ($9 million for six TA projects and four supplementary TA – 2022) made effective during the period, net of $5 million ($7 million – 2022) undisbursed amounts that were reversed as reduction in TA expenses. The undisbursed TA net of TA advances amounted to $673 million as of 31 March 2023 ($700 million – 31 December 2022).

Investments for liquidity purpose. As of 31 March 2023, the total investment portfolio amounted to $677 million ($699 million – 31 December 2022). About 19% of the portfolio was invested in time deposits and 81% in fixed-income securities (23% in time deposits and 77% in fixed-income securities – 31 December 2022). For the three months ended 31 March 2023, the rate of return on TASF investments was 4.07% (-1.58% – 2022).

C.       Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

Contributed resources. As of 31 March 2023, the cumulative fund resources of JSF totaled $1,013 million, of which $902 million had been used, leaving an uncommitted balance of $111 million ($110 million – 31 December 2022).

Operations. During the three months ended 31 March 2023 and 2022, no new TA projects were made effective. The balance of undisbursed TA as of 31 March 2023 amounted to $4 million ($4 million – 31 December 2022).

Investments for liquidity purpose. As of 31 March 2023, the total investment portfolio, which was in time deposits, amounted to $110 million ($109 million – 31 December 2022).

D.       Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

For the three months ended 31 March 2023, there were no (nil – 2022) committed contributions to ADBI and expenses of ADBI totaled $4 million ($3 million – 2022). The balance of uncommitted balance without donor restriction as of 31 March 2023 amounted to $23 million ($26 million – 31 December 2022).

As of 31 March 2023, the total investment portfolio, which was in time deposits, amounted to $11 million ($11 million – 31 December 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

E.       Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 31 March 2023, cumulative RCIF resources totaled
$105 million, of which $102 million had been used, leaving an uncommitted balance of $3 million ($12 million – 31 December 2022).

Operations. During the three months ended 31 March 2023, there was one TA project amounting to $1.5 million became effective (one TA project amounting to $0.4 million – 2022), and $0.1 million undisbursed amounts were reversed as reduction in TA expense ($1 million – 2022). The balance of undisbursed TA, net of TA advances as of 31 March 2023 amounted to $29 million ($30 million – 31 December 2022).

Investments for liquidity purpose. As of 31 March 2023, the total investment portfolio, which was in time deposits, amounted to $29 million ($31 million – 31 December 2022).

F.       Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through technical assistance, grant components of investment projects, and direct charges.

Contributed resources. As of 31 March 2023, cumulative CCF resources totaled $102 million, of which $86 million had been used, leaving an uncommitted balance of $16 million ($15 million – 31 December 2022).

Operations. During the three months ended 31 March 2023 and 2022, there were no TA projects that became effective, and $0.3 million undisbursed amounts were reversed as a reduction in TA expense ($48 thousand – 2022). The balance of undisbursed grants and TA, net of advances as of 31 March 2023 amounted to $19 million ($21 million – 31 December 2022).

Investments for liquidity purpose. As of 31 March 2023, the total investment portfolio, which was in time deposits, amounted to $33 million ($34 million – 31 December 2022).

G.       Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards.

Contributed resources. As of 31 March 2023, cumulative fund resources totaled $182 million, of which $134 million had been used, leaving an uncommitted balance of $48 million ($49 million – 31 December 2022). The net assets with donor restrictions as of 31 March 2023 amounted to $27 million ($27 million – 31 December 2022).

Operations. During the three months ended 31 March 2023, 1 grant totaling $1 million (two grants totaling $2 million – 2022) became effective, and $12 thousand undisbursed amounts were reversed as a reduction in grant expenses ($5 thousand – 2022). During the period, there were

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

no grants committed ($1 million – 2022) from the donor restricted funds. The balance of undisbursed grants, net of grant advances as of 31 March 2023 amounted to $1 million ($12 thousand – 31 December 2022).

Investments for liquidity purpose. As of 31 March 2023, the total investment portfolio, which was in time deposits amounted to $35 million ($34 million – 31 December 2022).

H.        Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide on 22 November 2022, the FSDPSF will support the six operational focus: (i) enhancing support to emerging areas such as SDG-aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to MSMEs and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 31 March 2023, cumulative fund resources totaled $28 million, of which $23 million had been used, leaving an uncommitted balance of $5 million ($5 million – 31 December 2022).

In December 2022, the Government of Luxembourg committed contribution equivalent to $3 million which was transferred to the FSDPSF in February 2023.

Operations. During the three months ended 31 March 2023, there was one TA project amounting to $0.2 million became effective (two TA projects totaling $0.7 million – 2022), and $0.3 million undisbursed amounts were reversed as reduction in TA expense ($0.4 million – 2022). The balance of undisbursed TA as of 31 March 2023 amounted to $7 million ($7 million – 31 December 2022).

Investments for liquidity purpose. As of 31 March 2023, the total investment portfolio, which was in time deposits, amounted to $9 million ($6 million – 31 December 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

Appendix	21

ORDINARY CAPITAL RESOURCES

CONDENSED MANAGEMENT REPORTING BALANCE SHEETS

as of 31 March 2023 and 31 December 2022

($ million)

		2023		2022
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	1,916	–	1,916	2,256
Investments for liquidity purpose	41,229	–	41,229	45,294
Securities transferred under repurchase agreements	1,462	–	1,462	987
Securities purchased under resale arrangements	2,391	–	2,391	98
Loans outstanding — operations	147,620	–	147,620	144,325
Equity investments — operations	1,490	(224)	1,266	1,221
Other debt securities — operations	635	–	635	622
Derivative Assets Borrowings	53,442	2,232	55,674	53,049
Investments for liquidity purpose	23,151	(480)	22,671	24,813
Loans — operations	17,834	(613)	17,221	17,485
Accrued interest receivable	1,904	–	1,904	1,336
Other assets	876	37	913	905
TOTAL	293,950	952	294,902	292,391
Borrowings and accrued interest	135,060	7,603	142,663	141,307
Derivative Liabilities Borrowings	65,098	(5,893)	59,205	56,504
Investments for liquidity purpose	21,480	(210)	21,270	24,111
Loans — operations	15,206	458	15,664	15,841
Payable under securities repurchase agreements	1,455	–	1,455	988
Payable for swap related collateral	208	–	208	148
Accounts payable and other liabilities	791	–	791	772
Total Liabilities	239,298	1,958	241,256	239,671
Paid-in capital	7,123	37	7,160	7,081
Net notional maintenance of value receivable	(1,515)	–	(1,515)	(1,483)
Ordinary reserve	45,818	2	45,820	45,820
Special reserve	511	–	511	503
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	(64)	64	–	–
Unallocated net income[b]
For the calendar year 2022	2,138	(1,039)	1,099	1,099
For the three months ended 31 March 2023	87	308	395	–
Accumulated other comprehensive loss	(511)	(378)	(889)	(1,365)
Total Equity	54,652	(1,006)	53,646	52,720
TOTAL	293,950	952	294,902	292,391

– = nil, ( ) = negative.

[a]
Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[b]	After appropriation of guarantee fees to the Special Reserve.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 MARCH 2023

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Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED BALANCE SHEET

31 March 2023 and 31 December 2022

Expressed in Millions of US Dollars

A S S E T S
	31 March		31 December
	(Unaudited)		(Audited)

DUE FROM BANKS		$1,916		$2,256

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and O)		41,229		45,294

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENT (Notes C, D, and O)		1,462		987

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D, and O)		2,391		98

LOANS OUTSTANDING — OPERATIONS (Notes E and O) (Including net unamortized loan origination costs of $220 – 31 March 2023 and $210 – 31 December 2022) Sovereign
Regular	$109,947		$106,943
Concessional	31,875		31,646
	141,822		138,589
Nonsovereign	6,493		6,471
	148,315		145,060
Less—allowance for credit losses	695	147,620	735	144,325

EQUITY INVESTMENTS — OPERATIONS (Notes G and O)		1,490		1,438

OTHER DEBT SECURITIES — OPERATIONS (Notes H and O) (Net of allowance for credit losses of $5 – 31 March 2023 and $5 – 31 December 2022)		635		622

ACCRUED INTEREST RECEIVABLE		1,904		1,336

DERIVATIVE ASSETS (Notes I and O)
Borrowings	53,442		50,070
Investments for liquidity purpose	23,151		25,323
Loans — operations	17,834	94,427	18,043	93,436

OTHER ASSETS
Property, furniture, and equipment (Note J)	252		254
Swap related and other collateral (Notes I and O)	208		148
Miscellaneous (Notes C, F, K, and O)	416	876	464	866

TOTAL		$293,950		$290,658

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-1

LIABILITIES AND EQUITY
	31 March			31 December
	(Unaudited)			(Audited)

BORROWINGS (Notes L and O)			$135,060			$131,571

DERIVATIVE LIABILITIES (Notes I and O)
Borrowings		$65,098			$63,564
Investments for liquidity purpose		21,480			24,212
Loans — operations		15,206	101,784		15,189	102,965

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes C, D, and O)			1,455			988

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes I and O)		208			148
Accrued pension and postretirement medical benefit costs		161			168
Liability for credit losses on off-balance sheet exposures (Notes E, F, and H)		110			104
Miscellaneous (Notes C, F, K, and O)		520	999		500	920

Total Liabilities			239,298			236,444

EQUITY (OCR-4)
Capital Stock (Note M)
Authorized and subscribed (SDR106,391)		143,170			141,589
Less—“callable” shares subscribed (SDR101,060)		135,996			134,494
“Paid-in” shares subscribed (SDR5,331)		7,174			7,095
Less—discount		14			14

		7,160			7,081
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note M)		(37)	7,123		(39)	7,042

Net notional amounts required to maintain value of currency holdings		(1,515)			(1,483)
Ordinary reserve (Note M)
From ADF assets transfer	$30,748			$30,748
From retained earnings	15,070	45,818		15,070	45,818
Special reserve		511			503
Surplus		1,065			1,065
Cumulative revaluation adjustments account		(64)			(64)
Net income after appropriation to special reserve
For the calendar year 2022		2,138			2,138
For the three months ended 31 March 2023 (OCR-2)		87			–
Accumulated other comprehensive loss (Note M)		(511)	47,529		(805)	47,172

Total Equity			54,652			54,214

TOTAL			$293,950			$290,658

OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED

For the Three Months Ended 31 March 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022
REVENUE (Note N)
Loans — operations (Notes E and I)	$1,663	$411
Investments for liquidity purpose (Notes C and I)	513	138
Equity investments — operations	23	11
Guarantees — operations	8	8
Other debt securities — operations	11	8
Other sources—net	27	22

Total	2,245	598

EXPENSES (Note N)
Borrowings and related expenses (Note I)	(1,706)	(129)
Administrative expenses (Note M)	(142)	(173)
Release of provision (Provision) for credit losses—net (Notes E, F, and H)	34	(20)
Other expenses	(6)	(5)

Total	(1,820)	(327)

NET REALIZED (LOSSES) GAINS
Investments for liquidity purpose (Notes C, I, M, and N)	(11)	(8)
Equity investments — operations (Note N)	5	53

Total	(6)	45

NET UNREALIZED (LOSSES) GAINS (Notes G, I, L, and N)	(324)	89

NET INCOME	$95	$405

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)—UNAUDITED

For the Three Months Ended 31 March 2023 and 2022

Expressed in Millions of US Dollars

	2023		2022

NET INCOME (OCR-2)		$95		$405

Other comprehensive income (loss) (Note M)
Unrealized holding gains (losses)	$153		$(768)
Currency translation adjustments	148		(88)
Pension/postretirement liability adjustments	(7)	294	20	(836)

COMPREHENSIVE INCOME (LOSS)		$389		$(431)

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF CHANGES IN EQUITY—UNAUDITED

For the Three Months Ended 31 March 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022

Balance, beginning of period	$54,214	$52,855
Comprehensive income (loss) for the period (OCR-3)	389	(431)
Encashment of demand obligations	2	5
Change in US dollar value on
Paid-in capital	79	(87)
Demand obligations	0	1
Net notional maintenance of value receivable	(32)	36

Balance, end of period	$54,652	$52,379

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2023 and 2022

Expressed in Millions of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$972	$290
Interest received on investments for liquidity purpose	463	143
Interest received for securities purchased under resale/repurchase arrangement	7	0
Interest and other charges received on other debt securities — operations	13	9
Dividends and other cash distributions received on equity investments — operations	11	7
Interest and other financial expenses paid	(1,495)	(112)
Administrative expenses paid	(167)	(151)
Others—net	50	35

Net Cash (Used in) Provided by Operating Activities	(146)	221

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	681	2,399
Maturities of investments for liquidity purpose	102,974	101,829
Purchases of investments for liquidity purpose	(99,978)	(106,531)
Receipts from securities purchased under resale arrangements	41,920	20,803
Payments for securities purchased under resale arrangements	(44,213)	(20,362)
Principal collected on loans — operations	1,828	1,810
Loans — operations disbursed	(4,642)	(5,228)
Derivatives—net	(300)	262
Change in other collateral	15	–
Property, furniture, and equipment acquired	(8)	(7)
Sales of equity investments — operations	8	66
Purchases of equity investments — operations	(46)	(44)
Maturities of other debt securities — operations	17	19
Purchases of other debt securities — operations	(23)	(58)

Net Cash Used in Investing Activities	(1,767)	(5,042)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	16,686	16,849
Borrowings redeemed	(15,026)	(12,895)
Issuance expenses paid	(9)	(11)
Demand obligations of members encashed	1	5
Derivatives—net	(71)	(406)
Change in swap related collateral	46	(233)

Net Cash Provided by Financing Activities	1,627	3,309

Effect of Exchange Rate Changes on Cash	6	(97)

Net Decrease in Cash	(280)	(1,609)

Cash at Beginning of Period
Due from Banks	2,256	3,848
Swap Related and Other Collateral	148	643
Total	2,404	4,491

Cash at End of Period
Due from Banks	1,916	2,476
Swap Related and Other Collateral	208	406
Total	$2,124	$2,882

The accompanying Notes are an integral part of these condensed financial statements (OCR-6).

OCR-6

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosed contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The functional currencies of ordinary capital resources (OCR) comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which Asian Development Bank (ADB) operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, held-to-maturity debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, held-to-maturity debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision for credit losses.

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that

OCR-6

continued

ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes an FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-02, “Financial Instruments—Credit Losses (Topic 326) – Troubled Debt Restructuring and Vintage Disclosures”. The amendment eliminates the accounting guidance for loan modifications considered as troubled debt restructurings in Subtopic 310-40, Receivables—Troubled Debt Restructuring by Creditors, and requires an entity to determine whether a loan modification represents a new loan or a continuation of an existing loan under the guidance provided in Subtopic 310-20, Receivables-Nonrefundable Fees and Other Costs. The amendment also enhances existing disclosure requirements, introduces new requirements related to loan modifications for borrowers experiencing financial difficulty and requires disclosure of current-period gross write-offs by year of origination for financial receivables in the vintage disclosures. The update

OCR-6

continued

is effective for ADB on 1 January 2023. The adoption of this ASU will not have a material impact on OCR’s financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendment clarifies what contractual sale restrictions of an equity security are inconsistent with the unit of account of the equity security, and, therefore, should not be considered in measuring the fair value. It also clarifies that an entity cannot, as a separate unit of account, recognize and measure certain contractual sale restrictions. The amendments also require certain disclosures for equity securities subject to contractual sales restrictions. The update is effective for ADB on 1 January 2024. The adoption of this ASU will not have a material impact on OCR’s financial statement.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and time deposits held by ADB are considered to be AFS and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive income (loss). Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of the sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 31 March 2023 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $96 million ($118 million – 31 December 2022).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 March 2023, unsettled sales amounted to $55 million and are included under OTHER ASSETS – Miscellaneous ($70 million – 31 December 2022) while unsettled purchases amounted to $134 million and are included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous ($94 million – 31 December 2022).

The FV and amortized cost of the investments by contractual maturity as of 31 March 2023 and 31 December 2022 are as follows:

($ million)
	31 March 2023		31 December 2022
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Due in one year or less	$12,373	$12,410	$17,542	$17,576
Due after one year through five years	25,618	26,458	24,184	25,273
Due after five years through ten years	2,324	2,622	2,724	3,140
Due after ten years through fifteen years	233	233	169	171
Due after fifteen years	681	766	675	771
Total	$41,229	$42,489	$45,294	$46,931

OCR-6

continued

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)
	Amortized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
31 March 2023
Government or government-related obligations	$31,293	$29	$(970)	$30,352
Other securities
Corporate obligations	6,169	8	(205)	5,972
Asset/Mortgage-backed securities	1,701	2	(124)	1,579
Total	$39,163	$39	$(1,299)	$37,903

31 December 2022
Government or government-related obligations	$35,337	$19	$(1,266)	$34,090
Other securities
Corporate obligations	4,491	1	(248)	4,244
Asset/Mortgage-backed securities	1,716	1	(145)	1,572
Total	$41,544	$21	$(1,659)	$39,906

For the three months ended 31 March:	2023	2022
Change in net unrealized gains and losses from prior period	$378	$(785)
Proceeds from sales	681	2,399
Gross gain on sales	1	7
Gross loss on sales	(12)	(15)

The following table shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized losses position as of 31 March 2023 and 31 December 2022. There were 149 government or government-related obligations (97 – 31 December 2022), 713 corporate obligations (511 – 31 December 2022), and 137 asset-backed/mortgage-backed securities (89 – 31 December 2022) that had unrealized losses for over one year representing 44.89% (31.66% – 31 December 2022) of the total investments.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
31 March 2023
Government or government- related obligations	$6,567	$139	$15,487	$830	$22,054	$969
Other securities
Corporate obligations	2,611	36	2,118	169	4,729	205
Asset/Mortgage-backed securities	497	14	903	111	1,400	125
Total	$9,675	$189	$18,508	$1,110	$28,183	$1,299

31 December 2022
Government or government- related obligations	$13,771	$601	$12,265	$665	$26,036	$1,266
Other securities
Corporate obligations	2,437	89	1,428	159	3,865	248
Asset/Mortgage-backed securities	844	50	646	95	1,490	145
Total	$17,052	$740	$14,339	$919	$31,391	$1,659

OCR-6

continued

As of 31 March 2023, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Government or government-related obligations	$30,352	$26,683	$3,669	$–
Time deposits	3,326	–	3,326	–
Other securities	7,551	5,172	2,379	–
Securities transferred under repurchase agreements	1,462	1,462	–	–
Securities purchased under resale arrangements	2,391	–	2,391	–
Total at fair value	$45,082	$33,317	$11,765	$–

31 December 2022
Investments for liquidity purpose
Government or government-related obligations	$34,090	$30,642	$3,448	$–
Time deposits	5,388	–	5,388	–
Other securities	5,816	4,174	1,642	–
Securities transferred under repurchase agreements	987	987	–	–
Securities purchased under resale arrangements	98	–	98	–
Total at fair value	$46,379	$35,803	$10,576	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of

OCR-6

continued

securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 31 March 2023 and 31 December 2022 are summarized below.

($ million)
	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities	Gross amounts not offset in the balance sheet
	presented in the balance sheet	Financial instruments	Collateral pledged	Net amount
31 March 2023
Payable under securities repurchase agreements	$1,455	$1,462	$–	$(7)

31 December 2022
Payable under securities repurchase agreements	$988	$987	$–	$1

The contractual maturity of payable under securities repurchase agreements as of 31 March 2023 and 31 December 2022 are summarized below:

($ million)
	Remaining contractual maturity of the agreements
	1-30 Days	31-90 Days	> 90 Days	Total
31 March 2023
Payable under securities repurchase agreement
Government or government-related obligations	$153	$1,302	$–	$1,455

Gross amount of recognized liabilities for repurchase agreements disclosed above				1,455

Amounts related to agreements not included in offsetting disclosure				$–
31 December 2022
Payable under securities repurchase agreement
Government or government-related obligations	$327	$661	$–	$988

Gross amount of recognized liabilities for repurchase agreements disclosed above				988

Amounts related to agreements not included in offsetting disclosure				$–

NOTE E—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular loans and concessional loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. The FLP is the primary loan product for sovereign regular OCR and nonsovereign operations.

OCR-6

continued

ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cutoff; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

As of 31 March 2023 and 31 December 2022, the outstanding loans to borrowers that exceeded 5% of total outstanding loans, before the effect of any risk transfers, are as follows:

	31 March 2023		31 December 2022
Borrower	$ million	%	$ million	%
India	$24,011	16	$23,960	16
People’s Republic of China	19,726	13	19,705	14
Pakistan	15,218	10	15,348	11
Philippines	14,835	10	13,627	9
Indonesia	14,003	10	12,618	9
Bangladesh	13,850	9	13,675	9
Viet Nam	8,252	6	8,109	6
Others (individually less than 5% of total loans)	38,382	26	37,994	26
	148,277	100	145,036	100
Fair value adjustment on concessional loans	(182)		(186)
Allowance for credit losses	(695)		(735)
Unamortized loan origination costs—net	220		210
	(657)		(711)
Loans Outstanding	$147,620		$144,325

The following table summarizes the net loans outstanding by major category as of 31 March 2023 and 31 December 2022:

($ million)
	31 March 2023	31 December 2022
Sovereign loans
Regular	$109,848	$106,827
Concessional	31,690	31,453
Subtotal	141,538	138,280
Nonsovereign loans	6,082	6,045
Total	$147,620	$144,325

OCR-6

continued

As of 31 March 2023 and 31 December 2022, the undisbursed balances of committed loans and approved loans that are not yet committed, are as follows:

($ million)
	31 March 2023			31 December 2022
	Undisbursed		Loans	Undisbursed		Loans
	Committed Loans		Approved	Committed Loans		Approved
		Not Yet	Not Yet		Not Yet	Not Yet
	Effective	Effective	Committed	Effective	Effective	Committed
Sovereign loans
Regular	$31,523	$1,384	$682	$29,712	$6,423	$678
Concessional	10,100	880	354	9,251	2,129	79
Subtotal	41,623	2,264	1,036	38,963	8,552	757
Nonsovereign loans	1,734	–	775	1,595	–	833
Total	$43,357	$2,264	$1,811	$40,558	$8,552	$1,590

Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
	Overdue Loan Service Payments
	1-90	91-180	> 180	Total
	Days	Days	Days	Past Due	Current	Total
31 March 2023
Sovereign loans
Regular	$4	$–	$–	$4	$109,715	$109,719
Concessional	2	2	10	14	32,009	32,023
Subtotal	6	2	10	18	141,724	141,742
Nonsovereign loans	4	3	55	62	6,473	6,535
Total	$10	$5	$65	$80	$148,197	148,277
Fair value adjustment on concessional loans						(182)
Allowance for credit losses						(695)
Unamortized loan origination cost—net						220
Loans Outstanding						$147,620

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,738 million.

($ million)
	Overdue Loan Service Payments
	1-90	91-180	> 180	Total
	Days	Days	Days	Past Due	Current	Total
31 December 2022
Sovereign loans
Regular	$0	$–	$–	$0	$106,724	$106,724
Concessional	2	3	7	12	31,787	31,799
Subtotal	2	3	7	12	138,511	138,523
Nonsovereign loans	15	7	57	79	6,434	6,513
Total	$17	$10	$64	$91	$144,945	145,036
Fair value adjustment on concessional loans						(186)
Allowance for credit losses						(735)
Unamortized loan origination cost—net						210
Loans Outstanding						$144,325

0 = less than $0.5 million.

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,156 million.

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Loans in Non-Accrual Status

ADB places loans in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB.

The following tables provide a summary of selected financial information related to loans in non-accrual status:

($ million)
As of	31 March 2023	31 December 2022
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	529	525
Nonsovereign	170	180
Total	$699	$705

Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	–	1
Total	$–	$1

For the three months ended 31 March:	2023	2022
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	2	3
Total	$2	$3

a An allowance for credit losses has been recorded against each of the loans in non-accrual status.

Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from Asian Development Fund (ADF) were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 31 March 2023, the unamortized balance of the FV adjustment on concessional loans was $182 million.

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the

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continued

contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

The amortized cost basis by origination year and internal risk rating for loans as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
		31 March 2023
								Private
		Origination Year						sector
Risk Class	Risk Rating	2023	2022	2021	2020	2019	Prior	programs	Total

Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$1,002	$2,364	$ 5,437	$12,772	$ 4,293	$ 47,156	$ –	$ 73,024
Medium credit risk	6–8 (BB+ to BB–)	–	429	1,912	1,481	1,482	20,607	–	25,911
Significant credit risk	9–11 (B+ to B–)	150	1,266	769	2,705	1,594	12,886	–	19,370
High credit risk	12–14 (CCC+ to D)	–	2,055	1,496	1,798	2,569	15,599	–	23,517
Total Sovereign Loans		1,152	6,114	9,614	18,756	9,938	96,248	–	141,822

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	–	186	47	237	20	1,175	1	1,666
Medium credit risk	6–8 (BB+ to BB–)	99	280	199	409	229	1,149	103	2,468
Significant credit risk	9–11 (B+ to B–)	–	71	234	17	464	863	110	1,759
High credit risk	12–14 (CCC+ to D)	–	3	–	–	26	571	–	600
Total Nonsovereign Loans		99	540	480	663	739	3,758	214	6,493
Total		$1,251	$6,654	$10,094	$19,419	$10,677	$100,006	$ 214	$148,315

Notes:

1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,738 million.

($ million)
		31 December 2022
								Private
		Origination Year						sector
Risk Class	Risk Rating	2022	2021	2020	2019	2018	Prior	programs	Total

Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$ 668	$5,328	$12,524	$4,145	$5,144	$42,483	$ –	$ 70,292
Medium credit risk	6–8 (BB+ to BB–)	426	1,893	1,421	1,296	1,481	19,094	–	25,611
Significant credit risk	9–11 (B+ to B–)	1,220	752	2,680	1,581	1,966	10,871	–	19,070
High credit risk	12–14 (CCC+ to D)	2,051	1,492	1,790	2,546	839	14,898	–	23,616
Total Sovereign Loans		4,365	9,465	18,415	9,568	9,430	87,346	–	138,589

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	152	47	190	23	–	1,216	–	1,628
Medium credit risk	6–8 (BB+ to BB–)	330	205	469	227	528	588	36	2,383
Significant credit risk	9–11 (B+ to B–)	41	216	24	466	474	407	146	1,774
High credit risk	12–14 (CCC+ to D)	3	20	–	24	90	549	–	686
Total Nonsovereign Loans		526	488	683	740	1,092	2,760	182	6,471
Total		$4,891	$9,953	$19,098	$10,308	$10,522	$90,106	$ 182	$145,060

Notes:

1.	Private sector programs include Trade and Supply Chain Finance Program and Microfinance Program.
2.	The amount of accrued interest excluded from the amortized cost basis in the above table is $1,156 million.

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No trade and supply chain finance, and microfinance programs were converted to term loans for the three months ended 31 March 2023. For the year ended 31 December 2022, one private sector programs guarantee amounting to $17 million was converted to term loan. The converted loan was fully repaid in 2022.

ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding during the three months ended 31 March 2023 and for the year ended 31 December 2022, are as follows:

($ million)
	31 March 2023			31 December 2022
	Sovereign	Nonsovereign		Sovereign	Nonsovereign
	Loans	Loans	Total	Loans	Loans	Total
Beginning balance	$309	$426	$735	$222	$475	$697
(Release of provision) Provision	(25)	(15)	(40)	87	(49)	38
Ending balance	$284	$411	$695	$309	$426	$735

For the three months ended 31 March 2023 and for the year ended 31 December 2022, no loans to borrowers facing financial difficulties were modified.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 31 March 2023, the amount of liability for credit losses on undisbursed loan commitments was $72 million ($65 million – 31 December 2022) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 31 March 2023 and 31 December 2022, all loans are carried at amortized cost.

The FV hierarchy of ADB loans as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
	31 March 2023	31 December 2022
Level 1	$–	$–
Level 2	–	–
Level 3	148,157	144,089
Total at fair value	$148,157	$144,089

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NOTE F—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 31 March 2023 and 31 December 2022 covered:

($ million)
	31 March 2023		31 December 2022
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project
Sovereign
with counterguarantee	$22	$–	$22	$–
without counterguarantee [a]	3,073	2,930	3,073	2,930
	3,095	2,930	3,095	2,930
Nonsovereign
with counterguarantee	95	44	96	44
without counterguarantee	91	43	92	44
	186	87	188	88
Subtotal	3,281	3,017	3,283	3,018

Private Sector Programs
Nonsovereign
with counterguarantee	742	742	842	842
without counterguarantee	1,011	1,011	1,111	1,111
Subtotal	1,753	1,753	1,953	1,953
Total	$5,034	$4,770	$5,236	$4,971

a Includes exposure exchange agreement amounting to $2,500 million ($2,500 million – 31 December 2022).

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

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As of 31 March 2023 and 31 December 2022, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.1

ADB entered into an exposure exchange agreement (EEA) with another multilateral development bank (MDB) which is recognized as financial guarantees in the financial statements. The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty principal or interest for any period the covered exposure is in non-accrual. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB receives a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). As of 31 March 2023 and 31 December 2022, outstanding amount of guarantee provided under EEA amounted to $2.5 billion.

As of 31 March 2023, a total liability of $163 million ($167 million – 31 December 2022) relating to standby ready obligations for nine credit risk guarantees (eight – 31 December 2022) and one political risk guarantees (one – 31 December 2022) (footnote 1) is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $127 million ($130 million – 31 December 2022) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 31 March 2023, a liability of $38 million ($38 million – 31 December 2022) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 31 March 2023 and 31 December 2022, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

[1]

ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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The valuation technique and significant unobservable quantitative input for guarantee receivables/guarantee liabilities classified as Level 3 as of 31 March 2023 and 31 December 2022 are as follows:

	Unobservable	Range (Average)[a]
Valuation Technique	Input	31 March 2023	31 December 2022
Discounted cash flows	Discount rates	2.22% to 4.43% (2.61%)	2.22% to 4.43% (2.61%)

a Average represents the arithmetic average of the unobservable inputs.

The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable/liability for the three months ended 31 March 2023 and for the year ended 31 December 2022:

($ million)
	Guarantee Receivable/Liability
	31 March 2023	31 December 2022
Balance, beginning of the period	$167	$92
Issuances	6	110
Amortization	(10)	(35)
Balance, end of the period	$163	$167

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income (loss).

NOTE G—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds. All equity investments (except for those that are accounted for under the equity method) are reported at FV with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED (LOSSES) GAINS. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED (LOSSES) GAINS from equity investments – operations and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

Breakdown of equity investments as of 31 March 2023 and 31 December 2022 are as follows:

($ million)
	31 March 2023	31 December 2022
Equity method	$1,090	$1,040
Fair value method	400	398
Total	$1,490	$1,438

Additional information relating to equity investments reported at FV are as follows:

($ million)
As of	31 March 2023	31 December 2022
Cost	$401	$390
Fair value	400	398
Gross unrealized gains	85	87
Gross unrealized losses	(86)	(79)

For the three months ended 31 March:	2023	2022
Net unrealized losses	$(10)	$(45)
Net realized gains	5	53
Net (losses) gains	(5)	8

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As of 31 March 2023, approved equity investments that have not been committed/signed amounted to $102 million ($110 million – 31 December 2022) and committed/signed equity investments that have not been disbursed amounted to $520 million ($536 million – 31 December 2022).

Fair Value Disclosure

ADB’s equity investments reported at FV as of 31 March 2023 were $400 million ($398 million – 31 December 2022). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
	31 March 2023	31 December 2022
Level 1	$83	$91
Level 2	104	113
Level 3	213	194
Total equity investments at fair value	$400	$398

The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 31 March 2023 and 31 December 2022 are presented as follows.

Valuation Technique	Fair Value ($ million)	Unobservable Inputs	Range (Weighted Average)[a]
31 March 2023
Discounted cash flow	$17	Discount rate	(20.90%)
Comparable valuations	108	Price-to-book multiples EV/EBITDA	0.40x – 2.00x (1.01x) (6.10x)
Net asset value	53	Discount	(40%)
Other techniques	35
	$213

31 December 2022
Discounted cash flow	$25	Discount rate WACC	16.30% – 26.15% (19.33%) (15.90%)
Comparable valuations	82	Price-to-book multiples EV/EBITDA	0.50x – 0.90x (0.70x) (5.80x)
Net asset value	53	Discount	(40%)
Other techniques	34
	$194

EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization. WACC = weighted average cost of capital.

a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, and EV/EBITDA will generally increase (decrease) the FV of the equity investments. The valuation technique used for three Level 2 and two Level 3 equity investments was changed during the three months ended 31 March 2023 (one Level 2 and three Level 3 equity investments – for the year ended 31 December 2022) to reflect a more relevant FV measurement.

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The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investment for the three months ended 31 March 2023 and for the year ended 31 December 2022:

($ million)
	Equity investments under FV Method
	31 March 2023	31 December 2022
Balance, beginning of period	$194	$194
Transfer to Level 3	22	3
Disbursement	1	4
Divestment	(3)	(5)
Reclassified out of Level 3	(3)	(30)
Total unrealized (losses) gains
Included in earnings[a]	(0)	34
Included in other comprehensive loss[b]	2	(6)
Balance, end of period	$213	$194

The amount of total gains for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$2	$34

a Included in net unrealized (losses) gains (OCR-2).

b Included in accumulated translation adjustments (Note M).

NOTE H—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to nonsovereign entities in its developing member countries may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. Investments in other debt securities may be classified as held-to-maturity (HTM) or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS securities are reported at FV. As of 31 March 2023 and 31 December 2022, HTM and AFS other debt securities are as follows:

($ million)
	31 March 2023	31 December 2022
Available for sale	$41	$40
Held-to-maturity	599	587
	640	627
Allowance for credit losses	(5)	(5)
Total	$635	$622

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 31 March 2023 and 31 December 2022 are presented below:

($ million)
	31 March 2023		31 December 2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$189	$207	$183	$204
Due after one year through five years	392	383	375	370
Due after five years through ten years	63	51	73	58
Total	$644	$641	$631	$632

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Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note E). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
		31 March 2023
		Origination Year
Risk Class	Risk Rating	2022	2021	2020	2019	2018	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$–	$–	$–
Medium credit risk	6-8 (BB+ to BB–)	16	60	72	205	232	585
Significant credit risk	9-11 (B+ to B–)	7	–	4	3	–	14
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–	–
Total		$23	$60	$76	$208	$232	$599

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $8 million.

($ million)
		31 December 2022
		Origination Year
Risk Class	Risk Rating	2021	2020	2019	2018	Total
Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$–	$–
Medium credit risk	6-8 (BB+ to BB–)	60	76	215	229	580
Significant credit risk	9-11 (B+ to B–)	–	4	3	–	7
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–
Total		$60	$80	$218	$229	$587

Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $10 million.

Internal risk ratings of HTM debt securities are updated at least annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities for the three months ended 31 March 2023 and for the year ended 31 December 2022 are as follows:

($ million)
	31 March 2023	31 December 2022
Balance, beginning of the period	$5	$12
Provision (Release of provision)	0	(7)
Balance, end of the period	$5	$5

0 = less than $0.5 million.

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

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As of 31 March 2023 and 31 December 2022, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note E). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

As of 31 March 2023, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $1 million ($1 million – 31 December 2022) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The FV hierarchy of ADB’s other debt securities as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
	31 March 2023	31 December 2022
Level 1	$40	$39
Level 2	–	–
Level 3	601	593
Total at fair value	$641	$632

There is no AFS other debt security classified as Level 3 as of 31 March 2023 and 31 December 2022.

Additional information relating to other debt securities classified as AFS are as follows:

($ million)
As of	31 March 2023	31 December 2022
Amortized cost	$44	$44
Fair value	40	40
Gross unrealized gains	0	0
Gross unrealized losses	(4)	(4)

For the three months ended 31 March:	2023	2022
Change in net unrealized gains or losses from prior period	$1	$(4)

0 = less than $0.5 million.

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate and currency swaps usually match the terms of particular borrowings. Included in DERIVATIVE

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continued

ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate, and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loans related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 31 March 2023 amounted to -$22 thousand for derivative assets ($349 thousand – 31 December 2022) and $2 million for derivative liabilities ($411 thousand – 31 December 2022).

Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 31 March 2023 and 31 December 2022 are as follows:

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
31 March 2023
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$53,183	$–	$50,677	$2,506
Interest rate swaps		259	–	259	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for liquidity purpose	16,139	–	16,139	–
Interest rate swaps		309	–	309	–
Foreign exchange swaps		6,601	–	6,601	–
Foreign exchange forward		102	–	102	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,506	–	17,506	–
Interest rate swaps		328	–	328	0
Total assets at fair value		$94,427	$–	$91,921	$2,506

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$59,374	$–	$59,374	$–
Interest rate swaps		5,724	–	5,723	1
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for liquidity purpose	14,618	–	14,618	–
Interest rate swaps		206	–	206	–
Foreign exchange swaps		6,561	–	6,561	–
Foreign exchange forward		95	–	95	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	15,105	–	13,980	1,125
Interest rate swaps		101	–	101	–
Total liabilities at fair value		$101,784	$–	$100,658	$1,126

0 = less than $0.5 million.

OCR-6

continued

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
31 December 2022
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$49,933	$–	$47,477	$2,456
Interest rate swaps		137	–	137	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for liquidity purpose	17,091	–	17,091	–
Interest rate swaps		366	–	366	–
Foreign exchange swaps		7,717	–	7,717	–
Foreign exchange forward		149	–	149	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans — Operations	17,677	–	17,677	–
Interest rate swaps		366	–	366	–
Total assets at fair value		$93,436	$–	$90,980	$2,456

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$56,790	$–	$56,790	$–
Interest rate swaps		6,774	–	6,773	1
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for liquidity purpose	15,531	–	15,531	–
Interest rate swaps		247	–	247	–
Foreign exchange swaps		8,292	–	8,292	–
Foreign exchange forward		142	–	142	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans — Operations	15,045	–	13,920	1,125
Interest rate swaps		144	–	144	–
Total liabilities at fair value		$102,965	$–	$101,839	$1,126

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 31 March 2023 and 31 December 2022 are presented below:

Range (Weighted Average)[a]
Valuation Technique	Unobservable Inputs	31 March 2023	31 December 2022
Discounted cash flows	Basis spreads	-0.47% to 12.07% (-0.51%)	-0.32% to 15.67% (0.64%)
[a] Unobservable inputs were weighted by the relative fair value of the instruments.

OCR-6

continued

A significant increase (decrease) in the basis spread will generally decrease (increase) the FV of derivatives.

The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the three months ended 31 March 2023 and for the year ended 31 December 2022:

($ million)
	Borrowings related derivatives		Loans related derivatives
	Assets	Liabilities	Assets	Liabilities
31 March 2023
Balance, beginning of period	$2,456	$(1)	$–	$(1,125)
Total realized/unrealized gains (losses)
Included in earnings[a]	57	(0)	0	(14)
Included in other comprehensive (loss) income[b]	5	(0)	–	(12)
Issuances	103	–	–	(69)
Maturities/Redemptions	(115)	–	–	95
Balance, end of period	$2,506	$(1)	$0	$(1,125)

The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$47	$(0)	$0	$(17)

31 December 2022
Balance, beginning of year	$2,912	$(0)	$–	$(1,261)
Total realized/unrealized (losses) gains
Included in earnings[a]	(141)	(1)	–	45
Included in other comprehensive (loss) income[b]	(228)	0	–	76
Issuances	939	–	–	(152)
Maturities/Redemptions	(1,026)	–	–	167
Balance, end of year	$2,456	$(1)	$–	$(1,125)

The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(132)	$(1)	$–	$45

0 = less than $0.5 million.

a Included in net unrealized (losses) gains (OCR-2).

b Included in accumulated translation adjustments (Note M).

OCR-6

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)
	Location of Gain (Loss) recognized in Income (Expenses)	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives
	on Derivatives	31 March 2023	31 March 2022
Borrowings related derivatives
Currency swaps	Borrowings and related expenses	$(300)	$154
	Net Realized (Losses) Gains	(3)	0
	Net Unrealized (Losses) Gains	628	(1,530)

Interest rate swaps	Borrowings and related expenses	(629)	235
	Net Unrealized (Losses) Gains	1,329	(2,952)
		$1,025	$(4,093)
Investments related derivatives
Currency swaps	Revenue from Investments for liquidity purpose	$179	$15
	Net Realized (Losses) Gains	–	0
	Net Unrealized (Losses) Gains	(124)	27

Interest rate swaps	Revenue from Investments for liquidity purpose	9	(4)
	Net Unrealized (Losses) Gains	(19)	48

Foreign exchange swaps	Revenue from Investments for liquidity purpose	58	6
	Net Unrealized (Losses) Gains	(0)	(2)
		$103	$90
Loans related derivatives
Currency swaps	Revenue from Loans — Operations	$163	$25
	Net Unrealized (Losses) Gains	(155)	12

Interest rate swaps	Revenue from Loans — Operations	5	11
	Net Unrealized (Losses) Gains	(7)	(10)
		$6	$38

0 = less than $0.5 million.

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). By end of 2022, the local market constraints in some of ADB’s derivative counterparties have been removed making all netting agreements enforceable.

OCR-6

continued

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 31 March 2023, ADB received collateral of $383 million ($304 million – 31 December 2022) in connection with swap agreements. Of this amount, $178 million ($133 million – 31 December 2022) is included under swap related and other collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting agreements as of 31 March 2023 and 31 December 2022 are summarized as follows (see Note D for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS):

($ million)
	31 March 2023		31 December 2022
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amounts presented in the balance sheet	$94,427	$(101,784)	$93,436	$(102,964)
Gross amounts not offset in the balance sheet
Financial instruments	(94,155)	94,155	(93,292)	93,292
Collateral received[a]	(221)	–	(143)	–
Net amount[b]	$51	$(7,629)	$1	$(9,672)
[a]	Includes cash and securities collateral used to cover positive marked-to-market exposures.
[b]	ADB is not required to post collateral to counterparties when it is in a net liability position.

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture, and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset. Breakdown as of 31 March 2023 and 31 December 2022 is as follows:

($ million)
	31 March 2023	31 December 2022
Land	$10	$10
Buildings and improvements	121	122
Office furniture and equipment	75	72
Right-of-use asset	46	50
Total	$252	$254

Land, buildings and improvements, and office furniture and equipment are shown at net book value.

Right-of-use asset pertains to lease of real properties such as offices, buildings and parking lots in field offices, classified as operating lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. As of 31 March 2023, lease liability amounted to $39 million ($43 million – 31 December 2022) and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

OCR-6

continued

NOTE K—RELATED PARTY TRANSACTIONS

As of 31 March 2023 and 31 December 2022, ADB had the following net receivables and payable to ADF, external trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan, the Retiree Medical Plan Fund, and the Defined Contribution plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
	31 March 2023	31 December 2022
Amounts receivable from:
Asian Development Fund (Note N)	$19	$29
Other Special Funds	1	1
Trust Funds and Others—net	5	10
Employee Benefit Plans—net	–	9
Total	$25	$49

Amounts payable to:
Employee Benefit Plans—net	$1	$–

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 31 March 2023 and 31 December 2022 are as follows:

($ million)
	31 March 2023	31 December 2022
At Amortized cost	$2,878	$4,563
At Fair value	132,182	127,008
Total	$135,060	$131,571

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED (LOSSES) GAINS. ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive loss account.

OCR-6

continued

The FV hierarchy of ADB’s outstanding borrowings as of 31 March 2023 and 31 December 2022 are as follows:

($ million)
	31 March 2023	31 December 2022
At Amortized cost
Level 1	$–	$–
Level 2	2,665	4,378
Level 3	359	299
Subtotal	3,024	4,677

At Fair value
Level 1	–	–
Level 2	124,442	120,035
Level 3	7,740	6,973
Subtotal	132,182	127,008
Total borrowings at fair value	$135,206	$131,685

For Level 3 borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 31 March 2023 and 31 December 2022 are presented below:

Range (Weighted Average)[a]
Valuation Technique	Unobservable Inputs	31 March 2023	31 December 2022
Discounted cash flows	Derived credit spreads	-0.38% to 19.82% (0.04%)	-4.72% to 7.94% (-0.02%)
[a] Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the three months ended 31 March 2023 and the year ended 31 December 2022:

($ million)
	31 March 2023	31 December 2022
Balance, beginning of the period	$6,973	$6,966
Total (gains) losses - (realized/unrealized)
Included in earnings[a]	48	(141)
Included in other comprehensive income[b]	(24)	(514)
Issuances	1,313	2,316
Maturities/Redemptions	(570)	(1,654)
Balance, end of the period	$7,740	$6,973

The amount of total losses (gains) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$53	$(171)

The amount of total losses (gains) for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$11	$(15)

a Included in net unrealized (losses) gains (OCR-2).

b Included in unrealized holding gains from borrowings and accumulated translation adjustments (Note M).

c Included in unrealized holding gains from borrowings (Note M).

OCR-6

continued

NOTE M—EQUITY

Capital Stock

The authorized capital stock of ADB totaling 10,639,083 shares, was fully subscribed by members. Of the subscribed shares, 10,105,947 are “callable” and 533,136 are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $37 million ($39 million – 31 December 2022).

As of 31 March 2023, the value of the SDR in terms of the US dollar was $1.345699 ($1.330840 – 31 December 2022) giving a value for each share of ADB’s capital equivalent to $ 13,456.99 ($13,308.40 – 31 December 2022).

Allocation of One-Time Income from Asset Transfer from ADF

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and postretirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

The changes in Accumulated Other Comprehensive Loss balances for the three months ended 31 March 2023 and 2022 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other Debt Securities — Operations	Borrowings	Postretirement Liability Adjustments	Other Comprehensive Loss
Balance, 1 January 2023	$83	$(1,715)	$(12)	$(4)	$448	$395	$(805)
Other comprehensive income (loss) before reclassifications	148	349	0	1	(210)	–	288
Amounts reclassified from accumulated other comprehensive loss	–	13	–	–	–	(7)	6
Net current-period other comprehensive income (loss)	148	362	0	1	(210)	(7)	294
Balance, 31 March 2023	$231	$(1,353)	$(12)	$(3)	$238	$388	$(511)

0 = less than $0.5 million.

a Includes securities transferred under repurchase agreements.

OCR-6

continued

($ million)
		Unrealized Holding (Losses) Gains				Pension/	Accumulated
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other Debt Securities — Operations	Borrowings	Postretirement Liability Adjustments	Other Comprehensive Loss
Balance, 1 January 2022	$603	$94	$6	$4	$(471)	$(870)	$(634)
Other comprehensive (loss) income before reclassifications	(88)	(839)	3	(4)	84	–	(844)
Amounts reclassified from accumulated other comprehensive loss	–	(12)	–	–	–	20	8
Net current-period other comprehensive (loss) income	(88)	(851)	3	(4)	84	20	(836)
Balance, 31 March 2022	$515	$(757)	$9	$(0)	$(387)	$(850)	$(1,470)

a Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the three months ended
31 March 2023 and 2022 are presented below:

($ million)
Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]		Affected Line Item in the Statement of Income and Expenses
	2023	2022
Unrealized Holding (Losses) Gains
Investments for liquidity purpose	$(13)	$12	NET REALIZED (LOSSES) GAINS
			From investments for liquidity purpose
Pension/Postretirement Liability
Adjustments Actuarial losses	7	(20)	Administrative expenses
Total reclassifications for the period	$(6)	$(8)

a Amounts in parentheses indicate debits to net income.

NOTE N—INCOME AND EXPENSES

REVENUE from loan operations for the three months ended 31 March 2023 was $1,663 million ($411 million – 2022). This comprises interest income totaling $1,653 million ($403 million – 2022), and commitment charges and other income2 totaling $10 million ($8 million – 2022). The average return on the loan portfolio for the three months ended 31 March 2023 was 4.3% (1.2% – 2022).

REVENUE from investments for liquidity purpose for the three months ended 31 March 2023 was $513 million ($138 million – 2022). This comprises interest income including interest earned for securities transferred under repurchase agreements, and securities purchased under resale arrangements.
The annualized rate of return on the average investments held during the three months ended 31 March 2023, excluding unrealized gains and losses on investments, was 3.9% (1.3% – 2022).

REVENUE from equity investment operations for the three months ended 31 March 2023 amounted to $23 million ($11 million – 2022). This comprises gains from equity method investments totaling $15 million ($6 million – 2022), and $8 million dividends ($5 million – 2022).

[2]	Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

OCR-6

continued

REVENUE from other debt securities for the three months ended 31 March 2023 was $11 million ($8 million – 2022) consisting mostly of interest income.

REVENUE from other sources for the three months ended 31 March 2023 was $27 million ($22 million – 2022). This included income received as administration fees for projects and/or programs totaling $12 million ($7 million – 2022), and other miscellaneous income of $15 million ($15 million – 2022).

Borrowings and related expenses for the three months ended 31 March 2023 amounted to $1,706 million ($129 million – 2022). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 4.6% (0.3% – 2022).

Administrative expenses for the three months ended 31 March 2023 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses for the three months ended 31 March 2023 of $161 million ($196 million – 2022), $19 million ($23 million – 2022) was accordingly charged to the ADF.

For the three months ended 31 March 2023, the net release of provision for credit losses amounted to $34 million ($20 million net provision for credit losses – 2022).

Net realized losses for the three months ended 31 March 2023 was $6 million ($45 million gains – 2022). This included gains on sale of equity investments of $5 million ($53 million – 2022) and losses on sale of investments for liquidity purpose totaling $11 million ($8 million – 2022).

The following table provides information on the net unrealized gains or losses included in income for the three months ended 31 March 2023 and 2022:

($ million)
	2023	2022
Fair value changes from:
Borrowings and related derivatives	$(9)	$59
Investments related derivatives	(143)	73
Loans related derivatives	(161)	2
Equity investments	(8)	12
Reclassification of unrealized gains on divested equity investment	(2)	(57)
Translation adjustments in non-functional currencies	(1)	(0)
Total	$(324)	$89

0 = less than $0.5 million.

OCR-6

continued

NOTE O—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 31 March 2023 and 31 December 2022 are summarized below:

($ million)
	31 March 2023		31 December 2022
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
On-balance sheet financial instruments:
ASSETS:
Due from banks	$1,916	$1,916	$2,256	$2,256
Investments for liquidity purpose (Note C)	41,229	41,229	45,294	45,294
Securities transferred under repurchase agreements (Note C)	1,462	1,462	987	987
Securities purchased under resale arrangements (Note C)	2,391	2,391	98	98
Loans outstanding (Note E)	147,620	148,157	144,325	144,089
Equity investments — operations carried at fair value (Note G)	400	400	398	398
Other debt securities — operations (Note H)	635	641	622	632
Derivative assets - borrowings (Note I)	53,442	53,442	50,070	50,070
Derivative assets - investments for liquidity purpose (Note I)	23,151	23,151	25,323	25,323
Derivative assets - loans — operations (Note I)	17,834	17,834	18,043	18,043
Swap related and other collateral (Note I)	208	208	148	148
Future guarantee receivable (Note F)	163	163	167	167

LIABILITIES:
Borrowings (Note L)	135,060	135,206	131,571	131,685
Derivative liabilities - borrowings (Note I)	65,098	65,098	63,564	63,564
Derivative liabilities - investments for liquidity purpose (Note I)	21,480	21,480	24,212	24,212
Derivative liabilities - loans — operations (Note I)	15,206	15,206	15,189	15,189
Payable under securities repurchase agreements (Note D)	1,455	1,455	988	988
Swap related and other collateral (Note I)	208	208	148	148
Guarantee liability (Note F)	163	163	167	167

As of 31 March 2023 and 31 December 2022, ADB has no material assets or liabilities measured at FV on a non-recurring basis.

NOTE P—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $5,139 million in various currencies.

On 4 May 2023, the Board of Governors approved the allocation of (i) $716 million to ordinary reserve; (ii) $292 million to the ADF; and (iii) $90 million to the Technical Assistance Special Fund, in each case, as part of OCR’s 2022 net income allocation.

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED BALANCE SHEET
31 March 2023 and 31 December 2022
Expressed in Millions of US Dollars
	31 March		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS		$2		$2

INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)
Government or government-related obligations	$3,774		$3,799
Time deposits	64		146
Corporate obligations	311	4,149	323	4,268

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		233		17

ACCRUED REVENUE		23		24

OTHER ASSETS (Note F)		299		355

TOTAL		$4,706		$4,666

LIABILITIES AND FUND BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds and other liabilities (Note E)		$33		$47
Advance payments on contributions (Note F)		137		119
Undisbursed grants (Note I)		3,367		3,332

Total Liabilities		3,537		3,498

FUND BALANCES (ADF-4)
Contributions received
Contributed resources (Note F)	$35,953		$35,929
Unamortized discount	(46)	35,907	(47)	35,882
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		3,325		3,325
		39,232		39,207

Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(572)		(619)
Accumulated deficit
From assets transfer to OCR	(31,029)		(31,029)
From others	(4,741)	(35,770)	(4,605)	(35,634)
Accumulated other comprehensive loss (Note G)		(1,721)		(1,786)

Total Fund Balance		1,169		1,168

TOTAL		$4,706		$4,666

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF INCOME AND EXPENSES—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$26	$17

EXPENSES
Grants (Note I)	(141)	(411)
Administrative expenses (Notes E and H)	(19)	(23)
Amortization of discount on contributions	(1)	(1)
TOTAL EXPENSES	(161)	(435)

NET LOSS	$(135)	$(418)

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF COMPREHENSIVE LOSS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Millions of US Dollars

2023		2022

NET LOSS (ADF-2)	$(135)	$(418)

Other comprehensive loss (Note G)
Unrealized investment holding gains (losses) on investments for liquidity purpose	65	(154)

COMPREHENSIVE LOSS	$(70)	$(572)

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-4

CONDENSED STATEMENT OF CHANGES IN FUND BALANCES—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022

Balance, 1 January	$1,168	$1,517
Comprehensive loss (ADF-3, Note G)	(70)	(572)
Contributions made available for operational commitment	24	(14)
Net amortization of discount on donor’s contribution	1	1
Demand obligations received	(1)	(1)
Encashment of demand obligations	47	79
Balance, 31 March	$1,169	$1,010

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-5

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Millions of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$28	$20
Administrative expenses paid	(29)	(28)
Grants disbursed	(67)	(243)
Net Cash Used in Operating Activities	(68)	(251)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	–	20
Maturities of investments for liquidity purpose	3,081	5,073
Purchases of investments for liquidity purpose	(2,891)	(4,894)
Receipts from securities purchased under resale arrangements	2,521	1,232
Payments for securities purchased under resale arrangements	(2,736)	(1,245)
Net Cash (Used in) Provided by Investing Activities	(25)	186

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	93	65
Cash Provided by Financing Activities	93	65
Effect of Exchange Rate Changes on Due from Banks	0	(0)

Net Increase in Due from Banks	0	0

Due from Banks at Beginning of Period	2	2
Due from Banks at End of Period	$2	$2

Note: 0 = less than $0.5 million.

The accompanying Notes are an integral part of these condensed financial statements (ADF-6).

ADF-6

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund (ADF 13) and the seventh regularized replenishment of Technical Assistance Special Fund (TASF).1 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. As of 31 March 2023, ADB received instruments of contributions from 31 donors totaling $2,187 million, which represent 93% of the total ADF and TASF donor contribution commitment amounting to $2,361 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.2

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The preparation of financial statement requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

[1]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.
[2]	US dollar equivalent based on exchange rates in Board of Governor’s Resolution No. 408.

ADF-6

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses. For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

ADF-6

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

Investment securities and time deposits are classified as available for sale and are reported at FV. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

The FV and amortized cost of investments for liquidity purpose as of 31 March 2023 and 31 December 2022 are as follows:

($ million)
	31 March 2023		31 December 2022
		Amortized		Amortized
	Fair Value	Cost	Fair Value	Cost

Due in one year or less	$708	$715	$821	$829
Due after one year through five years	2,758	2,906	2,787	2,977
Due after five years through ten years	683	749	660	749
Total	$4,149	$4,370	$4,268	$4,555

Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	31 March 2023	31 December 2022
As of
Amortized cost	$4,307	$4,408
Fair value	4,086	4,121
Gross unrealized gains	2	0
Gross unrealized losses	(223)	(287)

For the three months ended 31 March	2023	2022
Decrease in net unrealized losses from prior year	65	(154)
Proceeds from sales	–	20
Gross gain on sales	–	0

0 = less than $0.5 million.

ADF-6

continued

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2023, including securities purchased under resale arrangements, was 2.4% (1.5% – 2022) excluding unrealized gains and losses on investments, and 3.9% (-1.9% – 2022) including unrealized gains and losses on investments.

The table below provides a listing of investments that sustained unrealized losses as of 31 March 2023 and 31 December 2022. There were 141 government or government-related obligations (80 – 31 December 2022) and 10 corporate obligations (five – 31 December 2022) that have been in continuous losses for over one year.

($ million)

	One year or less		Over one year		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
As of 31 March 2023
Government or government-related obligations	$1,248	$26	$2,446	$184	$3,694	$210
Corporate obligations	152	4	100	9	252	13
Total	$1,400	$30	$2,546	$193	$3,946	$223

As of 31 December 2022
Government or government-related obligations	$2,669	$124	$1,100	$146	$3,769	$270
Corporate obligations	244	8	65	9	309	17
Total	$2,913	$132	$1,165	$155	$4,078	$287

As of 31 March 2023, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 March 2023 and 31 December 2022 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Government or government-related obligations	$3,774	$3,611	$163	$–
Time deposits	64	–	64	–
Corporate obligations	311	311	–	–
Securities purchased under resale arrangements	233	–	233	–

Total at fair value	$4,382	$3,922	$460	$–

ADF-6

continued

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2022
Investments for liquidity purpose
Government or government-related obligations	$3,799	$3,659	$139	$–
Time deposits	146	–	146	–
Corporate obligations	323	323	–	–
Securities purchased under resale arrangements	17	–	17	–

Total at fair value	$4,285	$3,982	$303	$–

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 31 March 2023, the guarantees have a maximum potential exposure of $5 million ($5 million – 31 December 2022) and an outstanding amount of $4 million ($4 million – 31 December 2022). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

Included in Payable to related funds and other liabilities as of 31 March 2023 is the net amount of $19 million ($29 million – 31 December 2022) payable to ordinary capital resources (OCR), and $13 million ($16 million – 31 December 2022) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents specific portion of installment payments received from donors for ADF 13 that were allocated to the TASF.

As of 31 March 2022, ADF guarantees to OCR under the PSW had a maximum potential exposure of $5 million ($5 million – 31 December 2022).

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

As of 31 March 2023, a total of $1,782 million was committed and acknowledged for ADF 13, of which $805 million was made available for operational commitment, and recorded in Contributed Resources.

ADF-6

continued

Advance payments on contributions received from donors as of 31 March 2023 totaled $137 million ($119 million – 31 December 2022) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $68 million ($50 million – 31 December 2022) were received in cash, while the remaining $69 million ($69 million – 31 December 2022) were received in demand obligations and reported under OTHER ASSETS.

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive (loss) income (ADF-3). Other comprehensive (loss) income includes unrealized gains and losses on available for sale securities.

The following table presents the changes in Accumulated other comprehensive loss balances for the three months ended 31 March 2023 and 2022:

($ million)
	Accumulated other
	comprehensive loss
	2023	2022

Balance, 1 January	$(1,786)	$(1,454)
Unrealized Holding Losses on Investments for Liquidity Purpose
Other comprehensive gains (losses) before reclassification	65	(154)
Amounts reclassified from accumulated other comprehensive loss	–	(0)
Net current-period other comprehensive loss	65	(154)

Balance, 31 March	$(1,721)	$(1,608)

0 = less than $0.5 million.

The reclassifications of Accumulated other comprehensive loss to Income and Expenses for the three months ended 31 March 2023 and 2022 are presented below:

($ million)
	Amounts Reclassified
Accumulated other	from Accumulated other
comprehensive loss	comprehensive loss		Affected Line Item in the Condensed
components	2023	2022	Statement of Income and Expenses

Unrealized Holding Losses on Investments for Liquidity Purpose	–	0	NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE

0 = less than $0.5 million.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

ADF-6

continued

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During the period, 12 grants (eight grants – 2022) became effective resulting in a total Grants expense of $141 million ($411 million – 2022), net of $0.05 million ($17 million – 2022) undisbursed grants that were reversed as reduction in grant expenses.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. On 4 May 2023, the Board of Governors approved the transfer of $292 million to the ADF as part of OCR’s 2022 net income allocation.

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2023 and 31 December 2022
Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note H)		$11,192		$8,276

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C and H)
Government or government-related obligations	$494,129		$478,838
Time deposits	125,384		162,750
Corporate obligations	57,756	677,269	56,968	698,556

ACCRUED REVENUE		3,214		3,410

DUE FROM CONTRIBUTORS (Note F)		249,399		256,463

ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)		18,930		23,258

TOTAL		$960,004		$989,963

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$409		$285

UNDISBURSED TECHNICAL ASSISTANCE (Note E)		677,542		704,646

TOTAL LIABILITIES		677,951		704,931

UNCOMMITTED BALANCES (TASF-2), represented by:
Net assets without donor restrictions		282,053		285,032

TOTAL		$960,004		$989,963

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$–	$88

REVENUE
From investments for liquidity purpose—net (Note C)	11,703	(13,105)
From other sources (Notes D)	2,126	1,432

Total	13,829	(11,585)

EXPENSES
Technical assistance—net (Notes E and G)	(13,410)	(1,730)
Administrative expenses (Note D)	(2,026)	(1,430)
Financial expenses	(13)	(11)

Total	(15,449)	(3,171)

CONTRIBUTIONS AND REVENUE
LESS THAN EXPENSES	(1,620)	(14,756)

EXCHANGE LOSSES—net	(1,359)	(7,391)

DECREASE IN NET ASSETS	(2,979)	(22,147)

NET ASSETS AT BEGINNING OF PERIOD	285,032	464,467

NET ASSETS AT END OF PERIOD	$282,053	$442,320

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-3

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$8,762	$310
Interest received on investments for liquidity purpose	5,783	813
Net cash received from other activities	100	1
Technical assistance disbursed	(39,120)	(27,788)
Financial expenses paid	(13)	(11)

Net Cash Used in Operating Activities	(24,488)	(26,675)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	632,013	959,435
Purchases of investments for liquidity purpose	(604,609)	(935,333)

Net Cash Provided by Investing Activities	27,404	24,102

Net Increase (Decrease) in Due from Banks	2,916	(2,573)

Due from Banks at Beginning of Period	8,276	8,317

Due from Banks at End of Period	$11,192	$5,744

The accompanying Notes are an integral part of these condensed financial statements (TASF-4).

TASF-4

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In November 2020, the Board of Governors adopted a resolution providing for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).1 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 31 March 2023, TASF received contribution commitments from 31 donors totaling $478 million, or 93% of the total commitment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

[1]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.

TASF-4

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During the three months ended 31 March 2023, REVENUE From investments for liquidity purpose of $11,703,000 (-$13,105,000 – 2022) included income from securities, time deposits and corporate obligations of $5,485,000 ($911,000 – 2022), and unrealized investment holding gains of $6,218,000 ($14,016,000 losses – 2022).

The annualized rate of return on the average investments held during the three months ended 31 March 2023, based on the portfolio held at the beginning and end of each month, was 4.1% (-1.6% – 2022).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 31 March 2023 and 31 December 2022 are as follows:

($ thousand)
	31 March 2023			31 December 2022
Investments for liquidity purpose	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$154,660	$339,469	$494,129	$121,112	$357,726	$478,838
Time deposits	125,384	–	125,384	162,750	–	162,750
Corporate obligations	–	57,756	57,756	–	56,968	56,968

Total at fair value	$280,044	$397,225	$677,269	$283,862	$414,694	$698,556

TASF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 March 2023 and 31 December 2022 are as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Government or government-related obligations	$494,129	$433,376	$60,753	$–
Time deposits	125,384	–	125,384	–
Corporate obligations	57,756	57,756	–	–

Total at fair value	$677,269	$491,132	$186,137	$–

31 December 2022
Investments for liquidity purpose
Government or government-related obligations	$478,838	$428,871	$49,967	$–
Time deposits	162,750	–	162,750	–
Corporate obligations	56,968	56,968	–	–

Total at fair value	$698,556	$485,839	$212,717	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the four most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering Technical Assistance (TA) which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TA projects to be 5% of amounts disbursed for TA projects. For the three months ended 31 March 2023, the calculated service fee was $2,026,000 ($1,430,000 – 2022) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

TASF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)
	31 March 2023	31 December 2022
Receivable from:
Asian Development Fund	$13,241	$16,287
Regional Cooperation and Integration Fund—net	–	66
Climate Change Fund—net	67	170
Trust Funds—net	1,239	1,788

Total	$14,547	$18,311

Payable to:
Ordinary capital resources—net	$359	$238
Regional Cooperation and Integration Fund—net	28	–
Financial Sector Development Partnership Special Fund	4	–

Total	$391	$238

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

TA is recognized as expense in the financial statements when the project becomes effective. During the three months ended 31 March 2023, nine TA projects and six supplementary TA (six TA projects and four supplementary – 2022) became effective resulting in a total TA expense of $13,410,000 ($1,730,000 – 2022), net of $4,919,000 ($7,210,000 – 2022) undisbursed TA that were reversed as a reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

During the three months ended 31 March 2023, there were no contributions received ($88,000 – 2022). During the period, TASF received cash and promissory notes from ADF replenishments comprising of the following:

($ thousand)
	31 March 2023	31 March 2022

Regularized Replenishments
ADF 13	$1,116	$309
ADF 12	4,930	–
ADF IX	59	–

Total	$6,105	$309

TASF-4

continued

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)
	31 March 2023	31 December 2022

Direct Voluntary	$70	$70

Regularized Replenishments
ADF 13	$225,695	$227,846
ADF 12	–	4,930
ADF X	19,497	19,437
ADF IX	4,137	4,180
	249,329	256,393

Total	$249,399	$256,463

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the period. The details of TA expenses for the three months ended 31 March 2023 and 2022 are as follows:

($ thousand)

	2023	2022
Consultants	$14,492	$7,482
Equipment	945	9
Trainings and seminars	929	40
Studies	546	115
Other expenses—net[a]	(3,502)	(5,916)
Total	$13,410	$1,730

[a] Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2023, TASF has liquidity of $291,237,000 ($292,138,000 – 31 December 2022) consisting of DUE FROM BANKS of $11,192,000 ($8,276,000 – 31 December 2022), and INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $125,384,000 ($162,750,000 – 31 December 2022), Government or government-related obligations of $154,660,000 ($121,112,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. On 4 May 2023, the Board of Governors approved the transfer of $90,000,000 to the TASF as part of OCR’s 2022 net income allocation.

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2023 and 31 December 2022
Expressed in Thousands of US Dollars

	31 March	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note G)	$5,169	$5,144

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)
Time deposits	110,298	108,922

ACCRUED REVENUE	–	117

OTHER ASSETS (Note D)	1	–

TOTAL	$115,468	$114,183

LIABILITIES AND NET ASSETS

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$–	$14

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	4,000	4,000

TOTAL LIABILITIES	4,000	4,014

UNCOMMITTED BALANCES (JSF-2), represented by:
Net assets without donor restrictions	111,468	110,169

TOTAL	$115,468	$114,183

The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-2

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$1,258	$43
From other sources	55	–
Total	1,313	43

EXPENSES
Administrative expenses (Note F)	(14)	(14)

REVENUE IN EXCESS OF EXPENSES	1,299	29

EXCHANGE (LOSSES) GAINS—net	(0)	27

INCREASE IN NET ASSETS	1,299	56

NET ASSETS AT BEGINNING OF PERIOD	110,169	112,246

NET ASSETS AT END OF PERIOD	$111,468	$112,302

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$1,375	$45
Net cash received from other sources	55	–
Administrative expenses paid	(30)	(33)

Net Cash Provided by Operating Activities	1,400	12

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,424,781	1,285,599
Purchases of investments for liquidity purpose	(1,426,156)	(1,285,644)

Net Cash Used in Investing Activities	(1,375)	(45)

Effect of Exchange Rate Changes on Due from Banks	(0)	27

Net Increase (Decrease) in Due From Banks	25	(6)

Due from Banks at Beginning of Period	5,144	5,150

Due from Banks at End of Period	$5,169	$5,144

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Japan Special Fund (JSF), representing the currency of the primary economic operating environment. The JSF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

JSF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

The annualized rates of return on the average investments for liquidity purpose held during the three months ended 31 March 2023, based on the portfolio held at the beginning and end of each month, was 4.7% (0.2% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2023 and 31 December 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Time deposits	$110,298	$–	$110,298	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$108,922	$–	$108,922	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

The interfund account balances included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2023 and 31 December 2022 are as follows:

($ thousand)
	31 March 2023	31 December 2022
Receivable from:
Ordinary capital resources—net	$1	$–

Payable to:
Ordinary capital resources	$–	$5

JSF-4

continued

NOTE E—UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. For the three months ended 31 March 2023, no TA projects (nil – 2022) were made effective.

The FV of undisbursed TA commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—ADMINISTRATIVE EXPENSES

Administrative expenses include salaries and benefits, which are incurred for management and general supporting activities. For the three months ended 31 March 2023, salaries and benefits amounted to $14,000 ($14,000 – 2022).

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2023, the JSF has liquidity of $115,467,000 ($114,066,000 – 31 December 2022) consisting of DUE FROM BANKS of $5,169,000 ($5,144,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $110,298,000 ($108,922,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF’s condensed financial statements as of 31 March 2023.

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF FINANCIAL POSITION

31 March 2023 and 31 December 2022

Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note I)		$17,222		$15,402

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and I)
Time deposits		10,751		11,113

PROPERTY, FURNITURE, AND EQUIPMENT (Note D)		6,736		648
Property, Furniture, and Equipment	$8,992		$2,926
Less—allowance for depreciation	2,256		2,278

DUE FROM CONTRIBUTORS (Note F)		–		5,072

LONG-TERM GUARANTEE DEPOSITS (Note E)		1,073		1,086

OTHER ASSETS		34		80

TOTAL		$35,816		$33,401

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accrued pension and postretirement
medical benefit costs	$4,130		$4,152
Asset reinstatement obligations (Note E)	815		825
Lease liability (Note E)	6,470		374
Others	1,114	$12,529	1,418	$6,769

UNCOMMITTED BALANCES (ADBI-2), represented by:
Net assets without donor restrictions	23,147		26,342
Net assets with donor restrictions (Note G)	140	23,287	290	26,632

TOTAL		$35,816		$33,401

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED

For the Three Months Ended 31 March 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From rental (Note G)	66	76
From investments for liquidity purpose (Note C)	126	4
From other sources—net (Notes G and H)	336	11

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS	150	82

Total	678	173

EXPENSES
Administrative expenses (Notes G and H)	(2,084)	(2,066)
Program expenses (Note G)	(1,564)	(797)

Total	(3,648)	(2,863)

REVENUE LESS THAN EXPENSES	(2,970)	(2,690)

EXCHANGE LOSSES—net	(131)	(529)

TRANSLATION ADJUSTMENTS	(94)	(419)

DECREASE IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	(3,195)	(3,638)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

NET ASSETS RELEASED TO
ASSETS WITHOUT DONOR RESTRICTIONS	(150)	(82)

DECREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(150)	(82)

DECREASE IN NET ASSETS	(3,345)	(3,720)

NET ASSETS AT BEGINNING OF PERIOD	26,632	26,238

NET ASSETS AT END OF PERIOD	$23,287	$22,518

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED

For the Three Months Ended 31 March 2023 and 2022

Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$5,131	$5,720
Interest received on investments for liquidity purpose	138	4
Expenses paid	(3,933)	(2,813)
Others—net	272	(442)

Net Cash Provided by Operating Activities	1,608	2,469

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	142,855	131,160
Purchases of investments for liquidity purpose	(142,493)	(131,164)

Net Cash Provided by (Used in) Investing Activities	362	(4)

Effect of Exchange Rate Changes on Due from Banks	(150)	(456)

Net Increase in Due From Banks	1,820	2,009

Due From Banks at Beginning of Period	15,402	17,034

Due From Banks at End of Period	$17,222	$19,043

The accompanying Notes are an integral part of these condensed financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

ADBI-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-09, “Leases (Topic 842) – Discount Rate for Lessees That Are Not Public Business Entities”, which provides lessees that are not public business entities to make the risk-free rate election by class of underlying asset, rather than at the entity-wide level. The amendment took effect on 1 January 2022 but did not have an impact on ADBI’s financial statements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rates of return on the average investments for liquidity purpose held during the three months ended 31 March 2023, based on the portfolio held at the beginning and end of each month, was 4.6% (0.2% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2023 and 31 December 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Time deposits	$10,751	$–	$10,751	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$11,113	$–	$11,113	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 31 March 2023, property, furniture, and equipment totaled $6,736,000 ($648,000 – 31 December 2022), which consist of $81,000 for office furniture, fixtures, and equipment ($87,000 – 31 December 2022), and $6,655,000 for right-of-use asset relating to the Institute’s office lease ($561,000 – 31 December 2022). Additional information on right-of-use asset is provided in Note E.

ADBI-4

continued

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating lease for the three months ended 31 March 2023 amounted to $556,000 ($640,000 – 2022). As of 31 March 2023, the right-of-use asset of $6,655,000 ($561,000 – 31 December 2022), which included prepaid rent of $185,000 ($187,000 – 31 December 2022), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $6,470,000 as of 31 March 2023 ($374,000 – 31 December 2022) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space was renewed until 31 March 2026. The Institute’s sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2023. As of 31 March 2023, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $1,073,000 ($1,086,000 – 31 December 2022).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 31 March 2023, asset reinstatement obligations amounted to $815,000 ($825,000 – 31 December 2022) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB’s member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets at date of commitment.

Contributions committed and received during the three months ended 31 March 2023 and 2022 are as follows:

(in thousands)
	Amount of commitment		Commitment
Donor	LC	USD	date	Receipt date

Government of Japan
41st contribution	¥665,009	$5,072	December 2022	January 2023
39th contribution	¥652,742	$5,672	December 2021	January 2022
LC = local currency, USD = US dollar.

ADBI-4

continued

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental totaled $66,000 for the three months ended 31 March 2023 ($76,000 – 2022). This pertains to the sublease rental income received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length. See Note H.

Revenue from other sources

Revenue from other sources include service fees to OCR, fees from honorariums, publication royalties, and grants from private donors.

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions. The net assets with donor restrictions including net accumulated interest income as of 31 March 2023 of $140,000 ($290,000 – 31 December 2022) are restricted for non-sewered sanitation program expenses.

Net assets released to assets without donor restrictions relate to non-sewered sanitation program expenses of $150,000 during the three months 31 March 2023 ($82,000 – 2022) which have satisfied the conditions specified by the donor.

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the three months ended 31 March 2023 and 2022:

($ thousand)
	2023	2022
Salaries and benefits	$1,109	$1,139
Office and occupancy[a]	728	771
External services	164	133
Travel	73	13
Other expenses	10	10
Total Administrative Expenses	$2,084	$2,066

a Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the three months ended 31 March 2023 and 2022:

($ thousand)
	2023	2022
Trainings and seminars	$1,296	$629
Consultants	268	168
Total Program Expenses	$1,564	$797

ADBI-4

continued

NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan and Post-Retirement Group Medical Insurance Plan. The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the three months ended 31 March 2023, the calculated service fee was $7,000 ($7,000 – 2022) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the three months ended 31 March 2023, the revenue from the sublease rental amounted to $66,000 ($76,000 – 2022). See Note G.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $282,000 at 31 March 2023 ($589,000 – 31 December 2022). The payable resulted from transactions in the normal course of business.

NOTE I—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 31 March 2023, the Institute has liquidity of $27,973,000 ($26,515,000 – 31 December 2022) consisting of DUE FROM BANKS of $17,222,000 ($15,402,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $10,751,000 ($11,113,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.

NOTE J—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. In May 2023, the Government of Japan and the Government of Republic of Korea contributed $5,523,000 and $925,000, respectively to the Institute.

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2023 and 31 December 2022
Expressed in Thousands of US Dollars

	31 March	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note G)	$2,517	$2,423

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)
Time deposits	29,363	31,473

ACCRUED REVENUE	–	34

ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (NOTE D)	119	121

TOTAL	$31,999	$34,051

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$102	$146

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	29,288	30,126

TOTAL LIABILITIES	29,390	30,272

UNCOMMITTED BALANCES (RCIF-2), represented by:
Net assets without donor restrictions	2,609	3,779

TOTAL	$31,999	$34,051
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-2

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	356	15

EXPENSES
Technical assistance—net (Notes E and F)	(1,414)	393
Administrative expenses and financial expenses (Notes D and F)	(113)	(41)
Total	(1,527)	352

REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(1,171)	367

EXCHANGE GAINS (LOSSES)—net	1	(0)

(DECREASE) INCREASE IN NET ASSETS	(1,170)	367

NET ASSETS AT BEGINNING OF PERIOD	3,779	12,098

NET ASSETS AT END OF PERIOD	$2,609	$12,465

0 = Less than $500.
The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	390	15
Technical assistance disbursed	(2,297)	(795)
Administrative and financial expenses paid	(109)	(58)
Net Cash Used in Operating Activities	(2,016)	(838)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	403,168	431,024
Purchases of investments for liquidity purpose	(401,058)	(430,539)
Net Cash Provided by Investing Activities	2,110	485

Net Increase (Decrease) in Due From Banks	94	(353)

Due from Banks at Beginning of Period	2,423	2,623

Due from Banks at End of Period	$2,517	$2,270

The accompanying Notes are an integral part of these condensed financial statements (RCIF-4).

RCIF-4

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

RCIF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2023, based on the portfolio held at the beginning and end of each month, was 4.7% (0.2% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2023 and 31 December 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Time deposits	$29,363	$–	$29,363	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$31,473	$–	$31,473	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the three months ended 31 March 2023 and 2022.

RCIF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2023 and 31 December 2022 are as follows:

($ thousand)
	31 March 2023	31 December 2022
Receivable from:
Technical Assistance Special Fund—net	$28	$–
Trust Funds	8	–
Total	$36	$–

Payable to:
Ordinary capital resources—net	$93	$51
Technical Assistance Special Fund—net	–	66
Trust Funds—net	9	19
Total	$102	$136

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the three months ended 31 March 2023, one TA project and no supplementary TA (one TA project and no supplementary TA – 2022) became effective resulting in a total TA expense of $1,414,000 (-$393,000 – 2022), net of $86,000 ($793,000 – 2022) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the three months ended 31 March 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Consultants	$1,500	$(319)
Trainings and seminars	–	(12)
Studies	–	(12)
Other expenses—net[a]	(86)	(50)
Total	$1,414	$(393)
[a] Net of amounts reversed as reduction in TA expenses (See Note E).

Administrative expenses and financial expenses

Administrative expenses include service fees to OCR, which are incurred for management and general supporting activities. For the three months ended 31 March 2023, service fees to OCR (Note D) amounted to $112,000 ($41,000 – 2022) and financial expenses amounted to $1,000 (less than $500 – 2022).

RCIF-4

continued

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2023, the RCIF has liquidity of $31,880,000 ($33,896,000 – 31 December 2022) consisting of DUE FROM BANKS of $2,517,000 ($2,423,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $29,363,000 ($31,473,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF’s condensed financial statements as of 31 March 2023.

		CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2023 and 31 December 2022
Expressed in Thousands of US Dollars

	31 March	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note G)	$2,344	$2,817

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and G)
Time deposits	32,971	34,046

ACCRUED REVENUE	–	37

ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS
AND OTHER ASSETS (Note D)	174	82

TOTAL	$35,489	$36,982

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$238	$302

UNDISBURSED TECHNICAL ASSISTANCE
AND GRANTS (Note E)	19,504	21,301

TOTAL LIABILITIES	19,742	21,603

UNCOMMITTED BALANCES (CCF-2), represented by:
Net assets without donor restrictions	15,747	15,379

TOTAL	$35,489	$36,982
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

		CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	389	15
From other sources	27	–
Total	416	15

EXPENSES
Technical assistance (Notes E and F)	267	48
Administrative expenses (Notes D and F)	(318)	(97)
Total	(51)	(49)

REVENUE IN EXCESS OF (LESS THAN) EXPENSES	365	(34)

EXCHANGE GAINS (LOSSES)—net	3	(1)

INCREASE (DECREASE) IN NET ASSETS	368	(35)

NET ASSETS AT BEGINNING OF PERIOD	15,379	19,718

NET ASSETS AT END OF PERIOD	$15,747	$19,683
The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

100

		CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	425	16
Cash received from other activities	27	–
Technical assistance and grants disbursed	(1,676)	(806)
Administrative expenses paid	(324)	(111)

Net Cash Used in Operating Activities	(1,548)	(901)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	440,329	460,409
Purchases of investments for liquidity purpose	(439,254)	(459,425)

Net Cash Provided by Investing Activities	1,075	984

Net (Decrease) Increase in Due From Banks	(473)	83

Due from Banks at Beginning of Period	2,817	2,379

Due from Banks at End of Period	$2,344	$2,462

The accompanying Notes are an integral part of these condensed financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

CCF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2023, based on the portfolio held at the beginning and end of each month, was 4.7% (0.2% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2023 and 31 December 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Time deposits	$32,971	$–	$32,971	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$34,046	$–	$34,046	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note F for service fees during the three months ended 31 March 2023 and 2022.

CCF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2023 and
31 December 2022 are as follows:

($ thousand)
	31 March 2023	31 December 2022
Receivable from:
Trust Funds	$20	$1

Payable to:
Ordinary capital resources—net	$167	$123
Technical Assistance Special Fund—net	67	170
Trust Funds	4	–
Total	$238	$293

NOTE E—TECHNICAL ASSISTANCE, GRANTS, AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Technical assistance (TA) and grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly. During the three months ended 31 March 2023, no TA project and grants (nil – 2022) became effective, and undisbursed TA of $267,000 ($48,000 – 2022) were reversed as reduction in TA expenses.

Undisbursed TA and grants are denominated in US dollars and represent effective TA projects and grants not yet disbursed and unliquidated.

NOTE F—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. For the three months ended 31 March 2023 and 2022, no TA became effective. See Note E.

Administrative expenses

Administrative expenses include consultants and service fees to OCR, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the three months ended 31 March 2023 and 2022:

($ thousand)
	2023	2022
Consultants	$241	$63
Service fees to OCR (Note D)	77	34
Total	$318	$97

CCF-4

continued

NOTE G—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2023, the CCF has liquidity of $35,315,000 ($36,863,000 – 31 December 2022) consisting of DUE FROM BANKS of $2,344,000 ($2,817,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $32,971,000 ($34,046,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s condensed financial statements as of 31 March 2023.

				APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2023 and 31 December 2022
Expressed in Thousands of US Dollars

	31 March		31 December
	(Unaudited)		(Audited)
ASSETS

DUE FROM BANKS (Note H)		$14,325		$14,526

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)
Time deposits		34,587		34,156

ACCRUED REVENUE		–		37

ADVANCES FOR GRANTS (Note E)		9,532		13,151

TOTAL		$58,444		$61,870

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$–		$20

UNDISBURSED GRANTS (Note E)		10,532		13,163

TOTAL LIABILITIES		10,532		13,183

UNCOMMITTED BALANCES (APDRF-2, Note F), represented by:
Net assets without donor restrictions	$20,673		$21,457
Net assets with donor restrictions	27,239	47,912	27,230	48,687

TOTAL		$58,444		$61,870
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

		APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$395	$15
From other sources	23	2

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS (Note F)	(9)	1,030
Total	409	1,047

EXPENSES
Grants—net (Note E)	(988)	(1,525)
Administrative expenses (Notes D and G)	(205)	(281)
Total	(1,193)	(1,806)

CONTRIBUTIONS AND REVENUE LESS THAN EXPENSES	(784)	(759)

EXCHANGE GAINS—net	–	6

DECREASE IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	(784)	(753)

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

NET ASSETS RELEASED TO
ASSETS WITHOUT DONOR RESTRICTIONS (Note F)	9	(1,030)

INCREASE (DECREASE) IN NET ASSETS
WITH DONOR RESTRICTIONS	9	(1,030)

DECREASE IN NET ASSETS	(775)	(1,783)

NET ASSETS AT BEGINNING OF PERIOD	48,687	55,681

NET ASSETS AT END OF PERIOD	$47,912	$53,898
The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

		APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$432	$16
Cash received from other sources	23	2
Grants disbursed	–	(1,524)
Administrative expenses paid	(225)	(244)

Net Cash Provided by (Used in) Operating Activities	230	(1,750)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	446,784	456,923
Purchases of investments for liquidity purpose	(447,215)	(451,939)

Net Cash (Used in) Provided by Investing Activities	(431)	4,984

Net (Decrease) Increase in Due From Banks	(201)	3,234

Due from Banks at Beginning of Period	14,526	14,170

Due from Banks at End of Period	$14,325	$17,404

The accompanying Notes are an integral part of these condensed financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

The APDRF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

APDRF-4

continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2023, based on the portfolio held at the beginning and end of each month, was 4.7%
(0.2% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2023 and 31 December 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Time deposits	$34,587	$–	$34,587	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$34,156	$–	$34,156	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is set at 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the three months ended 31 March 2023 and 2022. As of 31 March 2023, there was no payable to OCR ($10,000 – 31 December 2022) included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

APDRF-4

continued

NOTE E—GRANTS AND RELATED UNDISBURSED GRANTS

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, the corresponding undisbursed committed balance, if any, is reversed as reduction in Grants expense. During the three months ended 31 March 2023, one grant (two grants – 2022) became effective resulting in a total Grants expense of $988,000 ($1,525,000 – 2022), net of $12,000 ($5,000 – 2022) undisbursed grants that were reversed as reduction in Grants expense. There were no Grants expense ($1,030,000 – 2022) which relates to ADB’s coronavirus disease (COVID-19) response.

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $10,532,000 as of 31 March 2023 ($13,163,000 – 31 December 2022) includes $9,532,000 ($13,151,000 – 31 December 2022) advances for grants.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

In May 2020, the APDRF received $75,000,000 from the Government of Japan which was earmarked for ADB’s response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 31 March 2023 amounted to $27,239,000 ($27,230,000 – 31 December 2022).

Net assets released to assets without donor restrictions relate to grants for COVID-19 pandemic response which became effective and have satisfied the conditions specified by the donor. During the three months ended 31 March 2023, no grants ($1,030,000 – 2022) were made effective from the donor restricted fund. Undisbursed grants of $9,000 ($400 – 2022) reversed as reduction in Grants expense was returned to net assets with donor restriction.

Uncommitted balances comprise amounts which have not been committed by APDRF as of 31 March 2023 and 31 December 2022.

NOTE G—ADMINISTRATIVE EXPENSES

The administrative expenses generally include service fees to OCR which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the three months ended 31 March 2023 and 2022:

($ thousand)
	2023	2022
Service fees (Note D)	$166	$281
Consultants	39	–
Financial expenses	0	–
Total	$205	$281

Note: 0 = amount less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, as part of its liquidity management, APDRF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2023, APDRF has liquidity of $ $48,912,000 ($48,682,000 – 31 December 2022) consisting of DUE FROM BANKS of $14,325,000 ($14,526,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $34,587,000 ($34,156,000 – 31 December 2022), available within

APDRF-4

continued

one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF’s uncommitted balance.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF’s condensed financial statements as of 31 March 2023.

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND CONDENSED STATEMENT OF FINANCIAL POSITION
31 March 2023 and 31 December 2022
Expressed in Thousands of US Dollars

	31 March	31 December
	(Unaudited)	(Audited)
ASSETS

DUE FROM BANKS (Note H)	$2,867	$3,396

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)
Time deposits	8,877	6,289

ACCRUED REVENUE	–	7

DUE FROM CONTRIBUTORS (Note F)	–	2,676

ADVANCES FOR TECHNICAL ASSISTANCE
AND OTHER ASSETS	7	–

TOTAL	$11,751	$12,368

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$15	$13

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and G)	6,531	7,360

TOTAL LIABILITIES	6,546	7,373

UNCOMMITTED BALANCES (FSDPSF-2), represented by:
Net assets without donor restrictions	5,205	4,995

TOTAL	$11,751	$12,368
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	81	3
From other sources	14	1
Total	95	4

EXPENSES
Technical assistance—net (Notes E and G)	143	(307)
Administrative expenses (Notes D and G)	(34)	(49)
Total	109	(356)

REVENUE IN EXCESS OF (LESS THAN) EXPENSES	204	(352)

EXCHANGE GAINS (LOSSES)—net	6	(11)

INCREASE (DECREASE) IN NET ASSETS	210	(363)

NET ASSETS AT BEGINNING OF PERIOD	4,995	3,401

NET ASSETS AT END OF PERIOD	$5,205	$3,038
The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

		FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND CONDENSED STATEMENT OF CASH FLOWS—UNAUDITED
For the Three Months Ended 31 March 2023 and 2022
Expressed in Thousands of US Dollars

	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$2,683	$1,688
Interest received on investments for liquidity purpose	88	2
Cash received from other sources	14	1
Technical assistance disbursed	(693)	(996)
Administrative and financial expenses paid	(33)	(68)

Net Cash Provided by Operating Activities	2,059	627

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	91,273	92,009
Purchases of investments for liquidity purpose	(93,861)	(92,012)

Net Cash Used in Investing Activities	(2,588)	(3)

Net (Decrease) Increase in Due From Banks	(529)	624

Due from Banks at Beginning of Period	3,396	2,815

Due from Banks at End of Period	$2,867	$3,439

The accompanying Notes are an integral part of these condensed financial statements (FSDPSF-4).

FSDPSF-4

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the Three Months Ended 31 March 2023 and 2022

(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2022 audited financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the three months ended 31 March 2023 and 2022 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Financial Sector Development Partnership Special Fund (FSDPSF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines fair value (FV) as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.

Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

FSDPSF-4

continued

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

All investments for liquidity purpose held as of 31 March 2023 and 31 December 2022 were in US dollar time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

The annualized rate of return on the average investments for liquidity purpose held during the three months ended 31 March 2023, based on the portfolio held at the beginning and end of each month, was 4.6% (0.2% – 2022).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 March 2023 and 31 December 2022 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 March 2023
Investments for liquidity purpose
Time deposits	$8,877	$–	$8,877	$–

31 December 2022
Investments for liquidity purpose
Time deposits	$6,289	$–	$6,289	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the three months ended 31 March 2023 and 2022.

FSDPSF-4

continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 March 2023 and 31 December 2022 are as follows:

($ thousand)
	31 March 2023	31 December 2022
Receivable from:
Technical Assistance Special Fund	$4	$–

Payable to:
Ordinary capital resources	$15	$3

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly. During the three months ended 31 March 2023, no TA project and one supplementary TA (two TA projects and no supplementary TA – 2022) became effective resulting in a total TA expense of -$143,000 ($307,000 – 2022), net of $293,000 ($368,000 – 2022) undisbursed TA that were reversed as reduction in TA expenses.

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated.

NOTE F—CONTRIBUTIONS

In December 2022, the Government of Luxembourg committed contribution of EUR 2,500,000 (equivalent to $2,634,000 at the time of commitment and $2,676,000 as of 31 December 2022) which was transferred to the FSDPSF in February 2023. The amount committed in 2022 was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2022.

NOTE G—EXPENSES

Technical assistance–net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA that became effective during the period. The details of TA expenses for the three months ended 31 March 2023 and 2022 are as follows:

($ thousand)
	2023	2022
Consultants	$100	$649
Trainings and Seminars	50	–
Other expenses–net[a]	(293)	(342)
Total	$(143)	$307

[a] Net of amounts reversed as reduction of TA expenses (See Note E).

 FSDPSF-4

continued

Administrative expenses

Administrative expenses include service fees to OCR which are incurred for management and general supporting activities. For the three months ended 31 March 2023, service fees to OCR (Note D) amounted to $34,000 ($49,000 – 2022).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 31 March 2023, FSDPSF has liquidity of $11,744,000 ($9,685,000 – 31 December 2022) consisting of DUE FROM BANKS of $2,867,000 ($3,396,000 – 31 December 2022) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $8,877,000 ($6,289,000 – 31 December 2022), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 March 2023 through 24 May 2023, the date these condensed financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s condensed financial statements as of 31 March 2023.